Filed Pursuant to Rule 424(b)(3)
File No. 333-188582

Hotel Outsource Management International Inc.
Up to 1,100,000 Shares of Common Stock
Issuable Upon the Exercise of Subscription Rights at $1.00 per Share

We are distributing, at no charge to our stockholders, non-transferable subscription rights to purchase up to an aggregate of 1,100,000 shares of our common stock. The holders of record as of July 12, 2013, the record date, of our common stock will receive one non-transferable subscription right for each whole share of common stock they own on the record date. The subscription price will be $1.00 per share, which we refer to as the subscription price.

Each subscription right will entitle its holder to purchase .55 shares of our common stock, which we refer to as the basic subscription right. If you fully exercise your basic subscription rights and other stockholders do not fully exercise their basic subscription rights, you will be entitled to exercise an over-subscription privilege to purchase, subject to limitations, a portion of the unsubscribed shares of our common stock. To the extent you exercise your over-subscription privilege and pay for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription amount received by the subscription agent will be returned, without interest, as soon as practicable. The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on August 26, 2013, unless we extend the rights offering period.

You should carefully consider, prior to the expiration of the rights offering, whether to exercise your subscription rights. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights are not transferable and therefore may not be sold, transferred, or assigned. The subscription rights will not be listed for trading on any stock exchange or market or on the OTC Bulletin Board.

Our board of directors may cancel, modify, or amend or extend the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that we cancel the rights offering, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. Once you exercise your subscription rights, you cannot revoke the exercise of your subscription rights, even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price.

Shares of our common stock are traded on the OTC-PK Bulletin Board under the ticker symbol “HOUM.PK.” On  June 4, 2013, , the closing sales price for our common stock was $1.00 per share. The shares of common stock issued in this rights offering will also be listed on the OTC-PK Bulletin Board under the same ticker symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 19 of this prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful, accurate, or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Aggregate
Subscription Price	$1.00	$1,100,000
Estimated Expenses	$0.03	$35,000
Net Proceeds to Us	$0.97	$1,065,000

The date of this prospectus is July 12, 2013

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information in connection with this offering. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or the time of any exercise of the subscription rights. Our business, financial condition, results of operations, and prospects may have changed since the date of this prospectus. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation.

Unless the context indicates otherwise, all references in this prospectus to we, our, us, the company, the registrant, or HOMI refer to Hotel Outsource Management International, Inc. and our subsidiaries, except that in the discussion of our subscription rights and common stock and related matters, these terms refer solely to Hotel Outsource Management International, Inc. and not to any of our subsidiaries.

QUESTIONS AND ANSWERS

Q. What is this rights offering?

A. This rights offering is a distribution, at no charge, to holders of our common stock of one non-transferable subscription right for each whole share of common stock they own as of 5:00 p.m., New York City time, on July 12, 2013, the rights offering record date. The subscription rights will be evidenced by the rights certificates. Each subscription right will entitle the holder to a basic subscription right and an over-subscription privilege.

Q. What is the basic subscription right?

A. The basic subscription right gives our stockholders the opportunity to purchase .55 shares of our common stock per subscription right at a subscription price of $1.00 per full share. We have granted to you, as a stockholder of record as of 5:00 p.m., New York City time, on the record date, one subscription right for each whole share of our common stock you owned at that time. For example, if you owned 100 shares of our common stock as of 5:00 p.m., New York City time, on the record date, you would receive 100 subscription rights and would have the right to purchase 55 shares of common stock at the subscription price of $1.00 per full share pursuant to your basic subscription right. You may exercise any number of your basic subscription rights, or you may choose not to exercise any subscription rights at all.

Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable.

Q. What is the over-subscription privilege?

A. In the event that you subscribe for all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our common stock that are not purchased by our other stockholders through the exercise of their basic subscription rights, subject to limitations on over-subscription privileges. The maximum number of shares of our common stock that you can purchase pursuant to the over-subscription privilege will be determined (subject to certain limitations described below) according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., New York City time, on the record date: the total number of unsubscribed shares multiplied by a number equal to five times your ownership percentage of our outstanding common stock at the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription right in full, you may subscribe to purchase up to 10% of the unsubscribed shares pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the shares of common stock available, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all stockholders through the exercise of their over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, pursuant to both your basic subscription right and your over-subscription privilege, assuming that no stockholder other than you has purchased any shares of our common stock.

Q. Am I required to exercise all of the subscription rights I receive in the rights offering?

A. No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you choose not to exercise your subscription rights in full, however, the relative percentage of our common stock that you own will substantially decrease, and your voting and other rights will be substantially diluted. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription privilege.

Q. How soon must I act to exercise my subscription rights?

A. You may exercise your subscription rights at any time beginning on the date of this prospectus until the expiration date of the rights offering, which is August 26, 2013, at 5:00 p.m., New York City time, unless we extend the rights offering period. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you prior to the expiration of the rights offering.

Q. Are there any limits on the number of shares I may purchase in the rights offering?

A. Yes. We will not issue shares of our common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any stockholder who is required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if, as of the expiration date, we determine that such clearance or approval has not been satisfactorily obtained or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions  by other stockholders pursuant to their subscription rights.

Q. May I transfer my subscription rights?

A. No. You may not sell or transfer your subscription rights to any other person or entity. The subscription rights granted to you are transferable only by operation of law.

Q. Are we requiring a minimum subscription to complete the rights offering?

A. No. We are not requiring a minimum subscription to complete the rights offering.

Q. Can our board of directors extend, cancel, amend or modify the rights offering?

A. Yes. We have the option to extend the rights offering and the period for exercising your subscription rights. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is canceled, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering.

Q. Are there any conditions that must occur before closing of the rights offering?

A. No. The rights offering will close on August 26, 2013 unless extended by our Board of Directors.

Q. Has our board of directors made a recommendation to our stockholders regarding the rights offering?

A. No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, the terms of this rights offering, and the information in this prospectus. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Q. What will happen if I choose not to exercise my subscription rights?

A. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. Other stockholders, however, may purchase shares and your percentage ownership of our company may be diluted after the completion of the rights offering.

Q. How do I exercise my subscription rights? What forms and payment are required to purchase the shares of common stock offered pursuant to this rights offering?

A. If you wish to participate in this rights offering, you must take the following steps:

●	deliver a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time, on August 26, 2013; and

●
deliver payment for the full amount of the subscription rights you wish to exercise to Standard Registrar & Transfer Co Inc., the subscription agent, using the methods outlined in this prospectus before, 5:00 p.m., New York City time, on August 26, 2013.

Additional details are provided under “The Rights Offering — Method of Exercising Subscription Rights” and “The Rights Offering — Payment Method.” If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares.

Q. What should I do if I want to participate in the rights offering, but I hold my shares in the name of my broker, dealer, custodian bank, or other nominee?

A. If you hold your shares of common stock in the name of a broker, dealer, custodian bank, or other nominee, then your broker, dealer, custodian bank, or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank, or other nominee that is the record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

Q. When will I receive my new shares?

A. If you purchase shares of our common stock through the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering, which we expect to occur as promptly as practicable following expiration of the rights offering.

Q. After I send in my payment and rights certificate (or Notice of Guaranteed Delivery), may I cancel my exercise of subscription rights?

A. No. All exercises of subscription rights are irrevocable. Once you send in your rights certificate (or Notice of Guaranteed Delivery) to exercise any subscription rights, you cannot revoke the exercise of your subscription rights, even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price. You should not exercise your subscription rights unless you are sure that you wish to purchase additional shares of our common stock at the subscription price of $1.00 per full share.

Q. How many shares of our common stock will be outstanding after the rights offering?

A. As of April 24, 2013, we had 1,999,506 shares of our common stock issued and outstanding. The number of shares of our common stock that we will issue in this rights offering through the exercise of subscription rights will depend on the number of shares that are subscribed for in the rights offering. We anticipate that we will have a maximum of 3,099,506 shares of common stock outstanding after consummation of the rights offering.

Q. How much money will the company receive from the rights offering?

A. If all of the subscription rights (including all over-subscription privileges) are exercised in full by our stockholders, we expect the gross proceeds from the rights offering to be approximately $1,100,000. We are offering shares in the rights offering to stockholders with no minimum purchase requirement and, as a result, there can be no assurances that we will sell all or any of the shares being offered to existing stockholders.

Q. Are there risks in exercising my subscription rights?

A. Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the information in this prospectus, including the risks described under the heading “Risk Factors.”

Q. If the rights offering is not completed, will my subscription payment be refunded to me?

A. Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments to the record holder of your shares.

Q. Will the subscription rights be listed on a stock exchange or national market?

A. No. The subscription rights may not be sold, transferred, or assigned to any person or entity and will not be listed for trading on any stock exchange or market or on the OTC Pink Sheets. Our common stock will continue to trade on the OTC Pink Sheets under the ticker symbol “HOUM.PK” and the shares of our common stock issued upon the exercise of the subscription rights will also be listed on the OTC Pink Sheets under the ticker symbol “HOUM.PK.”

Q. What fees or charges apply if I purchase shares of the common stock?

A. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

Q. What are the material U.S. federal income tax consequences of exercising subscription rights?

A. For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Q. To whom should I send my forms and payment?

A. If your shares are held in the name of a broker, dealer, or other nominee, then you should send your subscription documents, rights certificate, notices of guaranteed delivery, and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate, notices of guaranteed delivery, and subscription payment by overnight delivery, first class mail or, courier service to:

Standard Registrar & Transfer Co Inc.
12528 South 1840 East
Draper, Utah 84020

You are solely responsible for timely completing delivery to the subscription agent of your subscription documents, rights certificate, and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “could,” “likely,” “may,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” and words of similar meaning. You should not place undue reliance on any such forward-looking statement. These statements reflect management’s views with respect to events as of the date of the forward-looking statement and are subject to risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

A variety of factors and uncertainties could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors and uncertainties that might cause such differences include but are not limited to:

●	General economic, market, or business conditions;

●	Competitive action by other companies;

●	Changes in laws or regulations effecting HOMI;

●	Customer loss, or revenue loss in the ordinary course of business;

●	Inability to realize elements of our strategic plans;

●	Unfavorable changes in economic conditions affecting hotel occupancy rates, either nationally or internationally;

●	Natural disasters in primary market areas that may result in prolonged business disruption;

●	Assumptions and estimates underlying critical accounting policies that may prove to be materially incorrect or may not be borne out by subsequent events;

●	Current or future litigation proceedings or inquiries;

●	Changes in the securities markets;

●	Our ability to raise capital.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. New factors emerge from time to time and it is not possible for us to predict all such factors nor can we assess the impact of any such statement on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Please see “Risk Factors” beginning on page [19] of this prospectus. Any forward-looking statement speaks only as of the date which such statement is made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This prospectus summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. To understand this offering fully, you should carefully read this prospectus, including the “Risk Factors” section, and our audited consolidated financial statements and the accompanying notes included herein.

General

Hotel Outsource Management International, Inc.  is a multi-national service provider in the hospitality industry, supplying a range of services in relation to computerized minibars that are primarily intended for in-room refreshments. In addition, we manufacture, install, rent out and/or sell our own proprietary computerized minibars, the HOMI® 336 and the HOMI ® 330 and the HOMI® 226, which are the first in a new range of products currently under development and/or manufacture. The HOMI® 336 and the HOMI ® 330 and the HOMI® 226 are the first products to be designed and manufactured by the Company.

Hotel Outsource Management International, Inc. is a holding company for several subsidiaries which market, and operate computerized minibars in hotels located in the United States, Europe and Israel. Hotel Outsource Management International, Inc. and its subsidiaries may collectively be referred to as "we", "us", "our" or" HOMI."  HOMI was incorporated in Delaware on November 9, 2000 under the name Benjamin Acquisitions, Inc.

Our core activities focus primarily on manufacturing, operating, servicing and marketing computerized minibars installed in upscale hotels throughout the world, as well as selling and renting out the computerized minibars that we manufacture.

We believe that by using the appropriate equipment, including technologically advanced computerized minibars, we are able to materially improve the performance of the minibar departments, thereby improving the hotel’s bottom line.

For some years now, the hotel industry has been focusing on outsourcing many of the functions related to its key activities, in order to increase efficiency and lower fixed costs. In periods of economic slow-down, the interest in outsourcing solution may actually increase. We offer our customers a number of solutions that are designed to meet this need, in relation to the minibar departments, ranging from straight sale or rental of our computerized minibars, via consultation and supervision services, all the way to full outsource installation and operation arrangements.

When we are consulting to the hotel, or managing the entire minibar department, we focus on hands-on, expert and dedicated management, on-site supervision, and disciplined implementation of specialized procedures which we have developed, in order to achieve our goals and improve the department’s performance.

Using these methods, we already manage many thousands of minibars for our customers, who are spread over four continents around the world.

We have been doing business since 1997 through various subsidiaries. The current corporate structure, in which we are a holding company for various wholly owned subsidiaries around the world, has been in place since 2001. Our common stock was listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" from February 2004 until February 2011.  It now trades on the OTCQB under the symbol "HOUM.PK."

Our Growth Strategy

It is our objective to continue to increase the number of minibars which we manage in hotels, using the various business models which we have developed, in accordance with each customer’s needs, as well as to engage in rental, sale and installation and outsource programs using the computerized minibars that we manufacture. HOMI intends to design and manufacture peripheral products and/or accessories for the computerized minibars that we manufacture. HOMI also intends to offer new and additional minibar models. The computerized minibars and peripheral products and/or accessories manufactured by HOMI may be referred to as the “New Range of Products.”

Our activities currently focus on North America, Europe and Israel. We intend to consolidate and increase our business in the regions in which we are already active. We also believe that there are growth opportunities in new markets, and that by implementing the same models that have been successful for us in our current markets, we will be able to replicate our success in these other regions also.

Our services have to date been directed primarily at upscale and luxury hotels. We believe that by adjusting our existing business models, it will be possible to broaden the base of our activities so as to include midscale hotels. An integral part of this strategy involves the sale, rental, installation and outsource programs of the New Range of Products. Features of the New Range of Products which we believe will make it easier to enter the mid-scale range of hotels include:

●	Mechanism against mistaken charges. This has been designed to increase the accuracy of the automatic billing.
●
Substantially lower operating costs. This should improve profit margins and means that HOMI will be able to offer the New Range of Products to midscale/mid-market hotels, a very large sector previously closed to HOMI in the past, as well as to upscale hotels.

●
No need for infrastructure at hotel. A standard electrical outlet is the only infrastructure required. Minibar data is transferred automatically via an integral, dedicated wireless system. This makes installation easier, and more attractive to hotels.

By opening the midscale range of hotels to our services, we will be able to substantially increase the potential size of our target market, which should enable us to further improve our revenues and profitability.

Operations

To date our activities have focused primarily on managing the minibar departments in upscale hotels. We offer our customers a number of solutions ranging from consultation and supervision services, all the way to full outsource installation and operation services. We currently implement several general types of business models, further detailed below.

Complete Outsource Solution.  This is currently the most prominent of the business models that we employ. Many hotels do not want to pay upfront for their minibars, and many do not want to allocate resources to operate the minibars either.

Accordingly, we manufacture our own New Range of Products, or purchase other manufacturers’ new minibars, and install them at the hotel’s premises, at no immediate cost to the hotel. In the case of computerized minibars, the installation also includes software designed to interface between the minibars and the customer’s existing management software, so that various actions relating to usage of the minibars such as, consumption of products from the minibars, and the locking/unlocking of the minibars, can be logged or controlled by the customer and by us. We then manage and operate the minibar department for the customer. We also supply full maintenance services for the minibars. We carry the operating expenses of the minibar department, and net revenues (after rebates and other discounts, if any) from the minibar department are shared, with us receiving the majority of the revenue and the hotel retaining the balance of the revenues. Generally, we offer incentives to the hotel so that the customer’s relative share increases as the net revenue per minibar rises.

In this model, the initial term of our agreement with the hotel is several years, and the customer typically has an option to extend the agreement and/or to purchase the turnkey system from us at one or more points in time during the term of the agreement. Our objective is to provide our services to the customer for the full term of the agreement, but this business model remains profitable even if the customer decides, at any stage, to exercise its option to purchase the system from us.

We offer this kind of model for the New Range of Products also, for which we have made some adjustments to the business model, so that the agreements are typically for a shorter period, and the division of revenues is often based on a threshold, where HOMI is guaranteed all revenue up to the threshold, and anything above the threshold is divided between HOMI and the hotel at a fixed rate, with the majority going to HOMI.

We believe that this type of model offers the customer many advantages in relation to its minibar department, including the following:

●	No capital expenditure on the minibars

●	A new revenue stream, if no minibars were previously installed and operational

●	No labor expenses and no operating costs

●	No purchase of goods and no inventory management

●	Added service to guests, thereby improving the customer’s competitive edge

●	No downside: hotel is minimizing its risks, both financial and other

●	Added flexibility, via the customer’s option to purchase the system

●	Outsourcing allows the hotel to focus on major revenue sources

●	Quality of service: we specialize in the field

●	Increased control and management, extensive reporting

●	No maintenance by customer

●	Periodic technical and technological upgrades

Management & Operation of Installed Base.  For customers who already have an installed, operational minibar system, we provide partial maintenance services, and full operation and management services. Essentially, the services which we provide in this case are the same as in the Outsource Solution for Leased Base model.

New Business Model

In 2009 we introduced a new business model, pursuant to which we receive a loan from a third party in an amount equivalent to our turnkey installed cost price of a minibar to be installed at a specific hotel(s) with which we have an outsourcing agreement.   The loan repayment schedule and interest payments are made according to a calculation of the operational results of the minibars. The minibars, once installed and operational, remain in place at the hotel and we operate and maintain these minibars in accordance with our outsource operation agreement. The agreements with the third parties are to be in effect for most of the useful lives of the minibars.

According to this business model, we continue to invoice each hotel for the full amount of the net revenues from its outsource operation (“Net Revenues”).  From this amount, we typically deduct operational payments (cost of goods, labor, maintenance fees of $0.06 per minibar, 8% management fee) (“Operational Payments”). As long as Net Revenues exceed Operational Payments ("Operating Cash Flow"), such Operating Cash Flow shall be divided between us and the third party in accordance with the terms of the agreement.

Other.  The models discussed above are the primary types of arrangement that we offer our customers, but we approach each case with a certain amount of flexibility, which enables us to adjust a particular model so that it is tailor-made for the customer, but is still in line with the principles outlined above. Also, each model may be sub-divided into arrangements whereby we receive a fixed service charge, or a fixed percentage of gross revenues, instead of net revenues, and other similar adjustments. The models will also vary depending on the nature of the customer: upscale hotel, airport hotel or other hotel; and whether the minibars are computerized or manual. Sometimes, the existence of specific union rules in certain territories also require us to be flexible and adapt an arrangement so that it is workable for the customer, while still enabling us to manage and/or operate the minibar department in a way which is designed to be profitable for us, as well as for the customer.

For the New Range of Products, we also offer to lease / rent or sell minibars to customers, or enter into revenue share agreements, and /or other financing arrangements, where circumstances so require.

Competition

We have over a decade of hands-on experience in providing services to the hotel industry. Whether we are consulting to a hotel, or managing the entire minibar department, we focus on hands-on, expert and dedicated management, on-site supervision, and disciplined implementation of specialized procedures which we have developed, in order to achieve our goals and improve the department’s performance.

Many of our competitors have experience in revenue-sharing business models, while others provide systems that are supposed to improve the efficiency of a hotel’s minibar department.

We believe that our ability to provide a range of services, up to a complete outsource solution, including a comprehensive financing solution as well as the full management and operation of the minibar department, places us in a favorable position, compared with some of our competitors.

Our hands-on management strategy, combined with on-site supervision, allows us to assume responsibility for the following matters, thereby enabling our customers to concentrate their efforts in other areas:

●	Implementation of our exclusive operating procedures

●	Procurement of the consumables that are offered in the minibars

●	Management of inventory control and monitoring of expiry dates of consumables

●	Implementation of procedures to handle and reduce rebates

●	Periodic reconciliation of accounts

●	Training of minibar attendants and front office employees

●	Maintenance and support

Our objective is to enable our customers to increase the net revenues that are generated by their minibar departments, including by the following means:

●	Taking active involvement in the selection and pricing of consumables

●	Implementing innovative and attractive product mixes for different room categories

●	Producing attractive, creative and novel menus

●	Improving minibar visibility

●	Proposing and implementing effective promotional activities

●	Reducing rebates & manual emptying of minibars by guests

●	In-depth and real-time data logging and reporting, thereby creating extensive sales statistics and enabling effective data-mining, designed to adapt the system to improve performance

A large number of hotels still manage and operate their minibar departments in-house, and the concept of outsourcing this to a company that specializes in this kind of activity is still relatively new. In some cases, there is a general lack of awareness on the part of the hotel, either of the existence of the kind of services which we offer, or of the advantages that can be gained by making use of them. Our marketing activities are directed at increasing awareness and painting a full picture for the hotels, so that they can make an educated decision, based on the relative pros and cons. We believe that our services can be of substantial benefit to our customers, but outsourcing of this type of services still accounts for a relatively small segment of the hotel industry market.

In addition, there are also other companies which offer some or all of the services which we offer. Presently, our main competitors are Minibar Systems, Bartech Systems International, Inc. and Dometic Holding AB which offer outsourcing or revenue sharing programs at prices that are competitive with ours. Other companies, such as Club Minibar, offer outsourcing programs utilizing manual minibars. In respect of the financing aspects of the solutions we offer to our clients, we are also in competition with certain manufacturers of the minibars themselves. With respect to the New Range of Products, we expect to be in competition with certain minibar manufacturers who offer minibars that may be perceived by our potential customers as being alternatives to our New Range of Products.

Whether in the regions in which we are currently active, or in territories into which we will expand our activities in the future, the arrival of other companies offering similar services may force down our profit margins if we are to remain competitive.

Customers and Markets

We currently market and provide our products and services primarily to upscale and luxury hotels.

As of December 31, 2012, we provide operation and/or management services to the minibar departments of 41 hotels, most of which are affiliated with prominent international hotel chains such as Hilton, Sheraton, Hyatt and others.

There seems to be a direct correlation between a hotel's occupancy level and average room rate and the quantity of purchases made by guests from a hotel's minibars. As a result, in the majority of our current projects, where our revenues are based on the net revenues of the minibar departments which we operate and/or manage, our revenues are dependent on hotel occupancy levels and average room rate. Decreases in hotel occupancy levels and its average room rate could result in corresponding decreases in our revenues.

Governmental Regulation

In accordance with regulations related to the sale of alcoholic beverages in various countries in which we provide our services, there are instances where we operate under a hotel's license to sell alcohol. In such cases, although we do not incur costs of meeting regulatory compliance, we cannot guarantee a hotel's compliance with applicable regulations. Failure of a hotel to comply with these regulations could result in our inability to sell alcoholic beverages in the minibars being operated and/or managed by us, which would probably result in a decrease in our revenues.

Intellectual Property

We own the trademark “HOMI” in respect of products and services which we supply. In numerous countries around the world, we have registered this trademark in our name. In 2006, we filed for patent protection with regard to certain features of the New Range of Products and this patent has been registered and issued in the United States and Europe and an application is pending in Taiwan. In 2008, a further patent application was filed in the U.S., with regard to certain additional features of our New Range of Products, and this has matured into a registered patent. In 2009, a further patent application was filed in the U.S., with regard to certain additional features of our New Range of Products, and this application is pending. We hold no other registered patents, trademarks, service marks or other registered intellectual property relating to our operations.

Employees

As of December 31, 2012, HOMI and its subsidiaries had approximately 50 full time employees.

Corporate Structure

We have a fully owned United States subsidiary, HOMI USA, Inc. (“HOMI USA”), formerly known as Hotel Outsource Services, Inc., through which we conduct business in the United States.

Outside the United States, we carry on our business activities through regional subsidiaries, each of which is responsible for one or more territories in which we market and/or provide our services. These subsidiaries receive management services from us, and some of them also have staff of their own, retained either as employees or under management agreements or service agreements.

Our operating subsidiaries can, as of December 31, 2012, be summarized as follows:
HOMI USA, Inc. (“ HOMI USA ”)
HOMI Israel Ltd. (“HOMI Israel”)
HOMI Industries Ltd. (“HOMI Industries”)
HOMI France SAS
HOMI UK Limited.
HOMI Canada, Inc.
HOMI Florida LLC
HOMI Australia Pty. Ltd.

All of our subsidiaries are currently wholly owned by us, directly or indirectly.

THE RIGHTS OFFERING

Securities Offered
We are distributing to you, at no charge, one non-transferable subscription right for each whole share of our common stock that you owned as of 5:00 p.m., New York City time, on July 12, 2013, the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks, or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, we expect the gross proceeds from the rights offering to be up to $1,100,000.

Basic Subscription Right	Each basic subscription right will entitle you to purchase .55 shares of our common stock.

Over-Subscription Privilege
In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of our common stock that our other stockholders do not purchase through the exercise of their basic subscription rights. The maximum number of shares of our common stock that you can purchase pursuant to this over-subscription privilege will be determined (subject to availability and the limits described below under the heading “Limitation on the Purchase of Shares”) according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., New York City time, on the record date: total number of unsubscribed shares multiplied by a number equal to five times your ownership percentage of our outstanding common stock at 5:00 p.m., New York City time, the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription right in full, you may subscribe to purchase up to 10% of the unsubscribed shares with your over-subscription privilege.

Limitation on Purchase of Shares
We will not issue shares of our common stock to any stockholder who is required to obtain prior clearance, or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if we determine that, as of the expiration date of the offer, such clearance or approval has not been satisfactorily obtained and any applicable waiting period has not expired.

Subscription Price	The subscription price will be $1.00per share.

Record Date	5:00 p.m., New York City time, on July 12, 2013.

Expiration Date of the Rights Offering	5:00 p.m., New York City time, on August 26, 2013 (unless extended).

Use of Proceeds	We intend to use the proceeds of the rights offering for general corporate purposes. See “Use of Proceeds.”

Non-Transferability of Rights	The subscription rights may not be sold, transferred, or assigned to any person or entity and will not be listed for trading on any stock exchange or market or on the OTC Pink Sheets.

No Board Recommendation
Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No Revocation
All exercises of subscription rights are irrevocable. You should not exercise your subscription rights unless you are sure that you wish to purchase additional shares of our common stock at the subscription price. Once you exercise your subscription rights, you cannot revoke the exercise of your rights even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price.

Material U.S. Federal Income Tax Consequences
For U.S. federal income tax purposes, you should not recognize income, gain, or loss upon receipt, exercise, or expiration of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise, or expiration of the subscription rights in light of your particular circumstances.

Extension, Cancellation, and Amendment
We have the option to extend the rights offering and the period for exercising your subscription rights. Our board of directors may cancel the rights offering at any time prior to the expiration date of the rights offering for any reason. In the event that we cancel the rights offering, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering at any time prior to the expiration date of the offering.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

●  If you are a registered holder of our common stock, the subscription agent must receive your payment for each share of common stock subscribed for pursuant to your basic subscription right and over-subscription privilege at the initial subscription price of $1.00 per share and properly completed rights certificate before 5:00 p.m., New York City time, on August 26, 2013. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

●  If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank, or other nominee, or if you would prefer that an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank, or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments to the subscription agent before 5:00 p.m., New York City time, on August 26, 2013.

●  If you wish to purchase shares of our common stock through the rights offering, please promptly contact any broker, dealer, custodian bank, or other nominee who is the record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.”

● If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

Subscription Agent	Standard Registrar & Transfer Co Inc. 12528 South 1840 East Draper, Utah 84020

Shares Outstanding Before the Rights Offering	1,999,506 shares of our common stock were outstanding as of March 31, 2013.

Shares Outstanding After Completion of the Rights Offering	If the rights offering is fully subscribed by our stockholders, we expect approximately 3,099,506 shares of our common stock will be outstanding immediately after completion of the rights offering.

Fees and Expenses	We will pay the fees and expenses related to the rights offering, including the fees and certain out-of-pocket expenses of the dealer manager.

OTC Bulletin Board
Shares of our common stock are currently traded on the OTC Bulletin Board under the ticker symbol “HOUM.PK.” The shares of common stock issued upon the exercise of the subscription rights will also be listed on the OTB Bulletin Board under the ticket symbol “HOUM.PK.” The subscription rights are non-transferable and will not be listed for trading on any stock exchange or market or the OTC Bulletin Board.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included in this prospectus, including our audited financial statements and accompanying notes commencing on page F-1 of this prospectus. . Risks described below are not the only risks involved in an investment in our securities. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations, and financial condition could suffer materially. In that event, the trading price and market value of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

ITEM 1A:       RISK FACTORS

We are dependent on a small number of customers for a large percentage of our business.

In 2012, our three largest customers provided 26.3 % of our sales revenues, and in 2011, our three largest customers provided 27.7 % of our sales revenues. The loss of any of these customers would cause a large decrease in our sales revenues and negatively affect our ability to operate.

We depend on key personnel, the loss of whom could adversely affect our ability to perform, market our company and obtain contracts with major hotels.

Our success is substantially dependent on the performance of our executive officers, Daniel Cohen and Jacob Ronnel. The loss of the services of either of these executive officers could have a material adverse effect on our business, results of operations and financial condition. In addition to being executive officers of HOMI, Mr. Cohen and Mr. Ronnel are executive officers of most of our subsidiaries. We are further dependent on the performance of Ariel Almog, Chief Executive Officer of HOMI USA, Inc. Competition for senior management, marketing personnel and other employees is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Failure to successfully manage our personnel requirements could cause a decrease in sales and revenues. While we intend to purchase key person life insurance for our executive officers, currently we do not have any such insurance.

The economy of the hospitality industry is uncertain; a downturn could decrease our opportunities for contracting with new hotels.

HOMI's revenues are dependent in large part on the continued growth and profitability of the lodging industry, which, in turn, is dependent on levels on travel, tourism and business entertaining. There can be no assurance that profitability and growth will be achieved.

The current global economic crisis that began during 2008, had an adverse effect on the hospitality industry, and could continue to adversely affect this industry through the foreseeable future.  A weak U.S. dollar and high rates of unemployment could result in the failure of many Americans to travel abroad, thereby resulting in decreased tourism. The ongoing crisis in the Middle East, likewise, has had a negative impact on the hospitality industry in that region, which may continue into the foreseeable future.  Any or all of these events could result in hoteliers' decision to not install our minibars, which could have a materially adversely affect HOMI's business, operating results and financial condition.

In our outsource operations, we depend on the hotels' timely payment of our share of the minibar revenues, the failure of which could harm our credit, cash flow and corporate growth.

An integral part of our outsource operation program is in the collection of revenues from our minibars by the host hotel, and then the allocation of such revenues between HOMI and the hotel. As a result, we depend on each hotel's timely and accurate collection of revenues. To the extent we depend on our revenues to pay our expenses and/or fund our growth, hotels' failure to timely and/or accurately remit payment could adversely affect our credit, cash flow and expansion opportunities.

We will need, and may be unable to obtain, additional financing which could force us to slow down or suspend our operations.

HOMI needs to continue to market its products and services in order to expand its operations. We expect that our new business models wherein we sell new outsource installations to third parties and in other times receive a similar amount in loans for installations, will enable us to finance our operations and projected growth in 2013.We believe that by implementing our new business models, and by receiving certain shareholder loans in 2011, 2012 and the first quarter of 2013,  we will have sufficient funds to meet our needs for working capital for the next 12 months. However, there is no guarantee that our new business model will supply us with sufficient working capital, in which case we may need to obtain funding from other sources. There can be no assurance that additional capital will be available on acceptable terms. As such, we may not be able to fund our future operations, adequately promote our products, develop or enhance services or respond to competitive pressures. Any such inability could adversely affect our ability to enter into new contracts which would prevent us from growing the company.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement.

During the years ended December 2011 and December 31, 2012, management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Such an evaluation requires the check and testing of the existence of the required controls. Based on this examination, as of December 31, 2012, management has concluded that its disclosure controls and procedures are effective.

Risks Related to the Rights Offering

This rights offering may cause the trading price of our common stock to decrease immediately, and this decrease may continue.

The number of shares we propose to issue and ultimately do issue if we complete the rights offering, may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of the rights offering.

Since you cannot revoke the exercise of your subscription rights and the market price of our common stock is volatile and may decline after you elect to exercise the subscription rights, you could be committed to buying shares above the market price of our common stock.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, business conditions in our markets, and general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. The market price of our common stock may decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the OTC Pink Sheets under the ticker symbol “HOUM.PK,” and the closing sales price of our common stock on May 9, 2013 was $1.00 per share. Moreover, following the exercise of your subscription rights you may not be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell or transfer the shares of our common stock that you purchase in the rights offering. We will not pay you interest on any funds delivered to the subscription agent pursuant to the exercise of subscription rights.

If you do not fully exercise your subscription rights, your ownership interest could be diluted.

Assuming we sell the full amount of common stock issuable in connection with the rights offering, we will issue 1,100,000 shares of our common stock. If you choose not to fully exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock could be diluted.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, transfer, or assign your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

In determining the subscription price, our board considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the amount of proceeds desired; the potential need for liquidity and capital; potential market conditions; and the desire to provide an opportunity to our stockholders to participate in the rights offering. The subscription price of $1.00 per full share is not necessarily related to our book value, net worth, or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. Our common stock may trade at prices above or below the subscription price.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We currently anticipate that we will use the net proceeds of the rights offering for general corporate purposes. However,  market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and in such case neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is canceled, or if we do not close the rights offering, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable.

If you do not act promptly and follow the subscription instructions, we will reject your exercise of subscription rights.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., New York City time, on August 26, 2013. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank, or nominee fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

Risks Related to Our Common Stock

The market price of our shares has fluctuated widely in the past, and may continue to do so in the future.

The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

●	Actual or anticipated fluctuations in our operating results;

●	Announcements by us or our competitors of significant business developments;

●	The operating and stock price performance of other comparable companies;

●	Overall market fluctuations; and

●	General economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating or financial performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

We may issue additional shares of our common stock or debt securities in the future, which would dilute your ownership or affect your investment if you did not, or were not permitted to, invest in the additional issuances.

In the future, we may seek to raise additional capital through issuance of debt securities or our common stock, securities convertible into or exchangeable or exercisable for our common stock, or rights to acquire such securities or our common stock. Such issuances could dilute your ownership or affect your investment if you did not or were not permitted to, invest in the additional issuances.

Moreover, to the extent that we issue restricted stock, options or warrants to purchase our common stock in the future and those options or warrants are exercised, our stockholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our stockholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

We recently completed a Reverse Stock Split, but cannot guarantee that our stock price will maintain its value.

On January 28, 2013, we completed a 100:1 (one hundred to one) Reverse Stock Split, which reduced the number of our outstanding common stock from 199,950,602 to 1,999,506. Based on this, we are now offering existing shareholders the opportunity to purchase shares of HOMI common stock after the 100:1 Reverse Stock Split for $1.00 per share. However, there is no guarantee that although the number of outstanding shares has been reduced by 100:1, the trading price of our common stock will maintain that value. In such a case, shareholders may find that the shares they purchase through this rights offering may be worth less than the price they pay.

USE OF PROCEEDS

Assuming all of the rights in the offering are subscribed for at the subscription price of $1.00 per share, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $1,065,000. We intend to use the net proceeds for general corporate purposes.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

Market Information

Shares of our common stock are traded on the OTC Pink Sheets under the ticker symbol “HOUM.PK.” The following table sets forth, for the periods indicated, the high and low closing sales price as reported by the OTC Pink Sheets for our common stock.

Our common stock began trading on the OTC Bulletin Board in February 2004. In 2011, our shares moved from the OTC Bulleting Board to the OTC Pink Sheets. The following table reflects the high and low trading price of our common stock during 2011 and 2012. These trading prices do not reflect the Reverse Stock Split.

2011		High	Low
	First Quarter	$0.03	$0.01
	Second Quarter	$0.06	$0.01
	Third Quarter	$0.08	$0.03
	Fourth Quarter	$0.03	$0.02
2012	First Quarter	$.03	$.03
	Second Quarter	$.03	$.02
	Third Quarter	$.025	$.015
	Fourth Quarter	$.015	$.009
2013	First Quarter	$3.00	$.90	*
	Second Quarter	$1.00	$.90

* Reflects 100:1 Reverse Stock Split effective January 2013

As of March 31, we had approximately 100 stockholders of record of our common stock, not including beneficial owners whose shares are held in record names of brokers or other nominees. For a recent closing sales price of our common stock on the OTC Bulletin Board, see the cover page of this prospectus.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2012 on an actual basis and as adjusted to give pro forma effect to the rights offering. The table should be read in conjunction with our consolidated financial statements and the notes to those financial statements included in this prospectus.

	Actual	Rights Offering Adjustment(2)	As Adjusted Following Rights Offering()

Liabilities:
Stockholders’ equity:
Preferred stock
Common stock	200	1,100	1,300
Additional paid-in capital	12,074		12,074
Capital Reserve	1,414		1,414
Retained earnings	(12,350)		(12,350)
Accumulated other comprehensive income, net	21		21
Total stockholders’ equity
Total capitalization	1,359	1,100	2,459

(1)	Following Rights Offering of June 27, 2013
(2)	Assumes that all subscription rights (including all over-subscription privileges) are exercised in full.

THE RIGHTS OFFERING

Before exercising any subscription rights, you should read carefully the information set forth under “Risk Factors.”

The Subscription Rights

We are distributing to the record holders of our common stock as of the record date non-transferable subscription rights to purchase shares of our common stock. Each holder of record of our common stock will receive one subscription right for each full share of our common stock owned by such holder as of 5:00 p.m., New York City time, on July 12, 2013, the record date. Each subscription right will entitle you to purchase .55 shares of our common stock which we refer to as the basic subscription right and, if you fully exercise your basic subscription rights and other stockholders do not fully exercise their basic subscription rights, you would be entitled to exercise an over-subscription privilege, to subscribe for, subject to limitations, a portion of the unsubscribed shares of our common stock. The subscription price will be $1.00 per share.

Basic Subscription Right

With your basic subscription right, you may purchase ..55 shares of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $1.00 per full share, prior to the expiration date of the rights offering. You may exercise all or a portion of your basic subscription rights or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable.

We will credit the account of your record holder with shares of our common stock purchased pursuant to the exercise of your basic subscription right as soon as practicable after the rights offering has expired.

Over-Subscription Privilege

If you purchase all of the shares of common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of our common stock that our other stockholders do not purchase through the exercise of their basic subscription rights. We will determine the maximum number of shares of our common stock that you can purchase pursuant to your over-subscription privilege (subject to the limitations described below) according to the following formula based on your percentage ownership of our outstanding common stock as of 5:00 p.m., New York City time, on the record date: total number of unsubscribed shares multiplied by a number equal to five times your ownership percentage of our outstanding common stock at the record date. For example, if you owned 2% of our outstanding common stock on the record date and you properly exercised your basic subscription rights in full, you may subscribe to purchase up to 10% of the unsubscribed shares with your over-subscription privilege.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment (at the subscription price of $1.00 per full share of common stock) related to your over-subscription privilege before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no stockholder other than you has purchased any shares of our common stock pursuant to their basic subscription rights.

We can provide no assurances that you will actually be entitled to purchase any shares of common stock upon the exercise of your over-subscription privilege at the expiration of the rights offering. You will not be entitled to purchase shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription rights in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of the basic subscription rights.

●
To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

●
To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the shares of common stock available, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all stockholders through the exercise of their over-subscription privileges.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

We will credit the account of your record holder with shares of our common stock purchased pursuant to the exercise of your over-subscription privilege as soon as practicable after the expiration of the rights offering.

Limit on Shares of Common Stock You May Purchase in the Rights Offering

We will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any stockholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if, as of the expiration date of the rights offering, we determine that such clearance or approval has not been satisfactorily obtained and any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy over-subscription by other stockholders pursuant to subscription rights.

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors considered a number of factors including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity and capital, potential market conditions, and the desire to provide opportunity to our stockholders to participate in the rights offering. Our board of directors also considered the effects of the investment transactions prior to concluding that the rights offering was the appropriate option under the circumstances. We intend to use the net proceeds for general corporate purposes. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be canceled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

You may exercise your subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with your full subscription payment (at the subscription price of $1.00 per share), to the subscription agent at the address set forth below under “Subscription  Agent.” These documents and the full subscription payment must be received by the subscription agent before 5:00 p.m., New York City time, on the expiration date of the rights offering.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank, or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, custodian bank, or other nominee or institution to exercise your subscription rights and deliver all documents and payment (at the subscription price of $1.00 per share) to the subscription agent on your behalf before 5:00 p.m., New York City time, on the expiration date of the rights offering. We will not consider your subscription rights exercised unless the subscription agent receives from you, your broker, custodian bank, nominee, or institution, as the case may be, all of the required documents and your full subscription payment before 5:00 p.m., New York City time, on August 26, 2013.

Payment Method

Payments must be made in full in U.S. currency by:

●	Check or bank draft payable to Standard Registrar & Transfer Co Inc. (the subscription agent);

●	Postal or express money order payable to the subscription agent; or

●	Wire transfer of immediately available funds to accounts maintained by the subscription agent.

We will not honor payment received after the expiration date of the rights offering, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

●	Clearance of any uncertified check deposited by the subscription agent;

●	Receipt by the subscription agent of any certified check or bank draft, drawn upon a U.S. bank;

●	Receipt by the subscription agent of any postal or express money order; or

●	Receipt of collected funds in the subscription agent’s account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, money order, or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, a postal or express money order, or wire or transfer funds directly to the subscription agent’s account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments and wire or transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., New York City time, on August 26, 2013, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription payment by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is both received and cleared by such date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. Do not send rights certificates or payments to HOMI. Except as described below under “Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. You and your nominee bear the risk of delivery of all documents and payments and neither we nor the subscription agent have any responsibility for such deliveries.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate states that the shares of our common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to any standards and procedures adopted by the subscription agent.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of shares of our common stock, any excess subscription payment that the subscription agent receives will be returned, without interest, as soon as practicable.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on August 26, 2013, unless we extend the rights offering period. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when you sent the rights certificate and subscription payment, unless you send the documents in compliance with the guaranteed delivery procedures described below. We have the option to extend the rights offering and the period for exercising your subscription rights. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering prior to the expiration of the offering.

Subscription Price

The subscription price will be $1.00 per share. In determining the subscription price of $1.00 per full share, our board considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering. The subscription price is not necessarily related to our book value, net worth, or any other established criteria of value and may or may not be considered the fair value of our common stock offered in the rights offering.

We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights and to make your decision based on your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Conditions, Withdrawal, and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may, for example, terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended, or held to be applicable to the rights offering that in the sole judgment and discretion of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal, or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Cancellation Rights

Our board of directors may cancel the rights offering at any time for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

The subscription agent for this offering is Standard Registrar & Transfer Co. Inc. The address to which subscription documents, rights certificates, notices of guaranteed delivery, and subscription payments other than wire transfers should be mailed or delivered is:

Standard Registrar & Transfer Co. Inc.
12528 South 1840 East
Draper, Utah 84020

If you deliver subscription documents, rights certificates, or notices of guaranteed delivery in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees charged by the subscription agent. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares of common stock to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you, as well as any commissions, fees, taxes, or other expenses you may incur in connection with the exercise of the subscription rights.

No Fractional Shares

We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, custodian bank, or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial rather than record owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank, or other nominee, we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank, or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank, or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your  decision with respect to your subscription rights, you should complete and return to your broker, custodian bank, or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank, or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank, or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank, or nominee or if you receive it without sufficient time to respond.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by using the following guaranteed delivery procedures:

●
Deliver to the subscription agent before 5:00 p.m., New York City time, on the expiration date of the rights offering the subscription payment (at the subscription price of $1.00 per share) for each share of common stock you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “Payment Method”;

●	Deliver to the subscription agent before 5:00 p.m., New York City time, on the expiration date of the rights offering the form entitled “Notice of Guaranteed Delivery”; and

●
Deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions as to Use of HOMI Rights Certificates,” which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

●	Your name;

●
The number of subscription rights represented by your rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription right, and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

●
Your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “Subscription Agent.” You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at 801-571-2551.

Transferability of Subscription Rights

You may not sell, transfer, or assign your subscription rights. The subscription rights granted to you are only transferable by operation of law.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering, if any, until certificates representing the shares of our common stock are issued to you or your account at your record holder is credited with the shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after your rights certificate or the “Beneficial Owner Election Form,” the full subscription payment, and any other required documents have been delivered to the subscription agent.

No Revocation or Change

Once you submit your rights certificate or Notice of Guaranteed Delivery to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price. Once you exercise your subscription rights, you cannot revoke the exercise of your rights even if you later learn of information you consider to be unfavorable and even if the market price of our common stock is below the subscription price.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the exercise of basic subscription rights or over-subscription privileges to any stockholder who is required to obtain prior clearance or approval from, or submit a notice to, any state or federal bank regulatory authority to acquire, own, or control such shares and if, as of the expiration date, we determine that such clearance or approval has not been satisfactorily obtained or any applicable waiting period has not expired.

Material U.S. Federal Income Tax Consequences of Rights Offering

For U.S. federal income tax purposes, you should not recognize income, gain, or loss upon receipt or exercise or expiration of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights will not be listed for trading on the OTC Pink Sheets or any stock exchange or market. The shares of our common stock issued upon exercise of the subscription rights will be listed on the OTC Pink Sheets under the ticker symbol “HOUM.PK.”

Shares of Our Common Stock Outstanding After the Rights Offering

We anticipate that we will have a maximum of 3,099,506 shares of common stock outstanding after consummation of the rights offering. The number of shares of common stock that we will issue in the rights offering will depend on the number of shares that are subscribed for by our stockholders in the rights offering.

MANAGEMENTS DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for the year ended December 31, 2012. The following discussion should be read in conjunction with the financial statements for the year ended December 31, 2012.

Forward-Looking Statements

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or out industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with accounting principles generally accepted in the United States of America. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

As used in this annual report, the terms "we", "us", "our", and "HOMI" mean Hotel Outsource Management International, Inc. and its subsidiaries, unless otherwise indicated.

Critical Accounting Policies

In connection with the issuance of Securities and Exchange Commission FR-60, the following disclosure is provided to supplement the Company’s accounting policies in regard to significant areas of judgment. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our financial statements than others.

Revenue recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenues from minibars operation and product sales derived from outsource activity under the exclusive long-term revenue sharing agreements with hotels, net of the hotel’s portion, and revenues from disposal of minibars are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") and SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibles is probable.

Sales of minibars that are classified as refinancing arrangements are shown as a long-term loan to be repaid in accordance with terms of the agreement as required in FAS 13 "Accounting for Leases".

Our payment terms are normally net 15 days from invoicing. We evaluate our allowance for doubtful accounts on a regular basis through periodic reviews of the collectability of the receivables in light of historical experience, adverse situations that may affect our customers’ ability to repay, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. We perform ongoing credit evaluations of our customers and generally do not require collateral because (1) we believe we have certain collection measures in-place to limit the potential for significant losses, and (2) because of the nature of customers comprising our customer base. Accounts receivable are determined to be past due based on how recently payments have been received and bad debts are charged in the form of an allowance account in the period the receivables are deemed uncollectible. Receivables are written off when we abandon our collection efforts. To date, we have not experienced any material losses. An allowance for doubtful accounts is provided with respect to those amounts that we have determined to be doubtful of collection. No allowance was deemed necessary as of December 31, 2012 and 2011.

Long-Lived Assets

We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flow, the carrying value is reduced to its estimated fair value. The determination of cash flow is based upon assumptions and forecasts that may not occur. As of December 31, 2012 the Company’s balance sheet includes $ 3,879,000 of fixed assets, net. The Company has completed its impairment test for 2012 and has concluded that no impairment write-off is necessary.

Financial statements in US dollars:

The majority of the Company's sales are in U.S. dollars or in dollar linked currencies. In addition, the majority of the Company's financing is received in U.S. dollars. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency is not the U.S. dollar, have been translated into US dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are not included in determining net loss but are reported in a separate component of accumulated other comprehensive income (loss) in shareholders’ equity.

Overview

Hotel Outsource Management International, Inc. is a multi-national service provider in the hospitality industry, supplying a range of services in relation to computerized minibars that are primarily intended for in-room refreshments. In addition, we manufacture and install our own proprietary computerized minibar, the HOMI® 330 and the HOMI® 226, which are both designed and manufactured by HOMI.  In 2012, we discontinued the HOMI® 336.

HOMI is a holding company for several subsidiaries which market and operate computerized minibars in hotels located in the United States, Europe, Australia and Israel. HOMI was incorporated in Delaware on November 9, 2000 under the name Benjamin Acquisitions, Inc.

Our core activities focus primarily on manufacturing, operating, servicing and marketing computerized minibars installed in upscale hotels throughout the world.

We believe that by using the appropriate equipment, including technologically advanced computerized minibars, we are able to materially improve the performance of the minibar departments, thereby improving the hotel’s bottom line.

For some years now, the hotel industry has been focusing on outsourcing many of the functions related to its key activities, in order to increase efficiency and lower fixed costs. In periods of economic slow-down, the interest in outsourcing solution may actually increase. We offer our customers a number of solutions that are designed to meet this need, in relation to the minibar departments, ranging from consultation and supervision services, all the way to full outsource installation and operation arrangements.

Whether we are consulting to the hotel, or managing the entire minibar department, we focus on hands-on, expert and dedicated management, on-site supervision, and disciplined implementation of specialized procedures which we have developed, in order to achieve our goals and improve the department’s performance. Using these methods, we already manage many thousands of minibars for our customers, who are spread over four continents around the world.

We have been doing business since 1997 through various subsidiaries. The current corporate structure, in which we are a holding Company for various subsidiaries around the world, has been in place since 2001. Our common stock was listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" from February 2004 to February 2011 under the symbol "HOUM.OB."  It is currently listed on the OTCQB under the symbol HOUM.PK.

Costs and Expenses

Costs and expenses incurred in our outsource operations are generally as follows, but can vary depending on the circumstances and the nature and terms of specific agreements with customers:

(1)	The purchase of the minibars system to be installed in hotels; this capital expense is charged to property and equipment and depreciated over a period of ten years;

(2)
The purchase of the consumables to be placed in the minibars; we purchase these products from various vendors; sometimes the customer will purchase the alcoholic beverages to be placed in the minibars and we reimburse the customer for such purchases;

(3)	Labor costs of the minibar attendants;

(4)	General and Administrative, and marketing expenses;

(5)	Maintenance of the minibar systems;

(6)	Finance expenses.

RESULTS OF OPERATIONS FOR HOMI
YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011.

Revenues

For the years ended December 31, 2011 and 2012, HOMI had revenues of $ 3,326,000 and $ 3,315,000, respectively, a decrease of $11,000 or 0.3%. These revenues come mainly from the sale of products in the minibars. According to our agreements with hotels in which we conduct our outsource programs, the hotels, which collect the revenues generated from our minibars, deduct their portion of the revenues before distributing the remainder to us.

For the year ended December 31, 2012, our three largest customers accounted for 26.3% of our total revenues, as compared to 27.7 % in 2011.

As of December 31, 2012 and 2011, HOMI, through its operating subsidiaries had outsource operation programs to provide and operate minibars as follows:

Location	Percentage of Revenues
	2011	2012

United States of America	35.0%	30.7%
ROW	8.2%	10.6%
Israel	56.8%	58.7%
Totals	100%	100%

Gross Profit

Gross profit decreased from $543,000 to $541,000, a decrease of $2,000 or by 0. 4% for the years ended December 31, 2011 and 2012, respectively.

As a percentage of revenues, gross profit for the years mentioned above was 16.3%.

Cost of Revenues

Cost of Revenues, before consideration of depreciation expense, for the years ended December 31, 2011 and 2012 were $2,078,000 and $2,187,000 respectively, an increase of $109,000 or 5.2%. As a percentage of gross revenues, costs of revenues, before consideration of depreciation expense, increased, from 62.5 % in 2011 to 66.0% in 2012. This increase in cost of revenues is mainly due to additional labour expenses relating to the HOMI 232 Minibars. The current economic situation does not allow us to increase the prices of the products offered in the minibars, although there was an increase in the purchase price of such products

 Depreciation expense for the years ended December 31, 2011 and 2012 was $705,000 and $587,000, respectively, a decrease of $118,000, or 16.7%.  A quantity of our old minibars installed have already reached the end of their depreciation period.

Operating Expenses

General and administrative expenses decreased from $1,408,000 to $1,279,000, a decrease of $129,000, or 9.2% for the years ended December 2011 and 2012. As a percentage of revenues, general and administrative expenses decreased from 42.3% to 38.6%.  This decrease in expenses is due to our increased efforts made to reduce expenses.

Selling and Marketing expenses decreased from $341,000 to $273,000 a decrease $68,000, or 19.9 % primarily as a result of our efforts to reduce expenses.

Research and Development

During 2006, HOMI commenced its own research and development program aimed at the development of a new range of products. The  HOMI® 336, a novel, computerized minibar system designed to increase the accuracy of automatic billing, was the first of the new range of products, the research and development of which, was completed in 2007. The HOMI ® 336 was discontinued and replaced by the HOMI® 330 in 2009. The research and development of an additional product, the HOMI® 226 Minibar, was completed in 2012.  In 2012 we incurred additional expenses to improve the production and functionality of the minibars. Total research and development expenses for the year ended December 31, 2011 were $109,000 and $137,000 for the year ended December 31, 2012.

Financial Income (Expenses)

For the year ended December 31, 2011 we had $365,000 of financial expenses, and in the year ended December 31, 2012, we had $218,000 in expenses, a decrease of $147,000. These amounts include interest expense (net) of approximately $392,000 and $270,000, respectively. The remaining amounts are due primarily to currency rates change on US$ dominated intercompany balances.

Other Income (Expenses)

For the year ended December 31, 2011 we had other expenses of $65,000, and for the year ended December 31, 2012, we had other expenses of $167,000. Out of the other expenses incurred in 2012, $ 127,000 was a result of the dismantling and disposal of old minibars from one hotel in the US in which we discontinued operations, and dismantling and disposal of old minibars in France. In addition, $40,000 represents a loss incurred from a contract termination with Best Bar. As to the other expenses incurred in 2011, $ 65,000 was a result of the dismantling of old minibars from a hotel in the US we ceased to operate at the end of 2011.

Benefit Reduction from Loan

For the year ended December 31, 2012 we had benefit reduction from loan expenses in the amount of $ 1,357,000.  On June 29, 2012, a loan in the amount of $2,000,000, with a conversion at a price of $ 0.06,was converted by Tomwood Ltd., the holder of the loan, into shares of HOMI common stock at a rate of $.0181 per share for a total of  110,497,238 shares.  As a result of the conversion, Tomwood now holds approximately 55% of our issued share capital.  The value of the costed benefit component of this transaction in the amount of approximately $ 1,296,000 was charged to capital and offset against benefit reduction expenses.

Net Income (Loss)

As a result of the above, we finished 2012 with a net loss of $2,890,000 compared to a net loss of $ 1,745,000 in 2011.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2013 COMPARED TO MARCH 31, 2012.

REVENUES

For the three months ended March 31, 2013 and 2012, HOMI had revenues of $982,000 and $858,000, respectively, an increase of $124,000 or 14.5%. These revenues arise primarily from the sale of refreshments in the minibars, as well as the direct sale of HOMI minibars. The increase in revenues is mainly due to an increase of the quantity of minibars sold directly to our distributors (direct sales).

For the three months ended March 31, 2013, our three largest customers accounted for approximately 25.01 % of our total revenues. During the same period of 2012, our three largest customers collectively accounted for 22.55 % of our total revenues.

GROSS PROFIT

Gross profit, before consideration of depreciation expense, increased from $ 328,000 for the three months ended March 31, 2012 to $ 336,000, for the three months ended March 31, 2013.  Gross profit margin, before consideration of depreciation expense, decreased from 38.2 % to 34.2%.

Gross profit, after consideration of depreciation expense, decreased from $ 183,000 for the three months ended March 31, 2012 to $ 180,000, for the three months ended March 31, 2013.  Gross profit margin decreased from 21.3 % to 18.3%.

The decrease is mainly due to the fact that the gross profits at our US subsidiary were relatively low for this period.

COSTS OF REVENUES

Cost of Revenues, before consideration of depreciation expense, for the three months ended March 31, 2012 and 2013 were $ 530,000 and $646,000, respectively, an increase of $ 116,000 or 21.9%. The increase is mainly due to the increase of the cost of revenues in our US subsidiary for the period.

Depreciation expense for the three months ended March 31, 2012 and 2013 approximated $ 145,000 and $156,000, respectively, an increase of $11,000. As a percentage of revenues, depreciation expense decreased from 16.9 % to 15.9%.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT

During 2006, HOMI commenced its own research and development program aimed at the development of a new range of products. The  HOMI® 336, a novel, computerized minibar system designed to increase the accuracy of automatic billing, was the first of the new range of products, the research and development of which, was completed in 2007. The HOMI ® 336 was discontinued and replaced by the HOMI® 330 in 2009. The research and development of an additional product, the HOMI® 226 Minibar, was completed in 2012.  Production of HOMI® 226 began in 2012. Total research and development expenses for the three months ended March 31, 2012 were $34,000, and $ 15,000 for the three months ended March 31, 2013.

GENERAL AND ADMINISTRATIVE

General and Administrative expenses increased from $  309,000  for the three months ended March 31, 2012 to $ 323,000 for the three months ended March 31, 2013, or by  4.5%. As a percentage of revenues, general and administrative expenses decreased from 36.0 % to 32.9%.

Selling and Marketing expenses increased from $ 62,000 for the three months ended March 31, 2012 to $ 68,000 for the three months ended March 31, 2013, or by 9.7%.

FINANCIAL INCOME (EXPENSES)

For the three months ended March 31, 2012 we had financial expenses (net) of $ 84,000 and for the three months ending March 31, 2013, we had financial expenses (net) of $ 107,000.

OTHER INCOME (EXPENSES)

For the three months ended March 31, 2012 and 2013 we had other expenses, net, of $11,000 and $74,000, respectively. The expenses during the period are mainly due the dismantling of minibars from 2 hotels in the USA, since the Outsource Operation agreement in these hotels has expired.

NET INCOME (LOSS)

As a result of the above, for the three months ended March 31, 2012 and 2013 we had a net loss of $317,000 and $ 412,000, respectively.

Liquidity and Capital Resources

Since our inception, we have been dependent on investment capital as our primary source of liquidity. We had an accumulated deficit at December 31, 2011 of $9,460,000 and $12,350,000 as of December 31, 2012. During the year ended December 31, 2011, we incurred a net loss of $1,745,000. During the year ended December 31, 2012, we incurred a net loss of $2,890,000.  We had an accumulated deficit at March 31, 2013 of $ 12,762,000. During the three months ended March 31, 2013, we had net loss of $ 412,000.

Investing and operating activities have historically been funded through our financing activities, which provided cash of approximately $1,090,000 in 2012.  In 2012 HOMI used $826,000 for operating activities and $ 358,000 from investing.  Our financing activities resulted in cash of approximately $ 125,000 during the three months ended March 31, 2013.  During the three months ended March 31, 2013, we used cash in the amount of $246,000.   As of March 31, 2013, the Company had $181,000 in cash, including short term deposits.

On December 31, 2012 HOMI had long term debt of $ 2,507,000 including $ 567,000 in current maturities.    As of March 31, 2013, we had long term liabilities of approximately $ 2,277,000 which are comprised, mainly, of loans.

In order to implement the Company's basic business plan for the installation of additional minibars, the Company will need additional funds from shareholders or others.  The Company's preferred method is its new business model, pursuant to which we obtain a loan from a third party in order to finance the purchase and installation of minibars at a specific hotel with which we have an outsourcing agreement. The minibars, once installed and operational, remain in place at the hotel, and we operate and maintain these minibars in accordance with our outsourcing agreement. A sum equal to a portion of our revenues from the outsourcing agreement is paid to the third party each month, towards repayment of the loan, usually for the duration of the outsourcing agreement, and a minimum of 8-9 years.

The continuation of the company as a going concern is dependent upon implementation of management's plans as well as raising additional funds from shareholders or others. These measures will provide sufficient cash for the ongoing operations of the Company for the next twelve months.

A.
On July 20, 2009, HOMI Israel Ltd (“HOMI Israel”) signed a refinancing agreement with Globetrip Ltd., a company (owned 45.45% by Daniel Cohen, HOMI’s president).  Pursuant to this agreement, HOMI Israel sold 470 HOMI® 336 used minibars installed at the Dan Panorama Hotel in Tel Aviv to Globetrip Ltd. at a price of $ 450 per minibar for a total of $ 211,500. It was agreed that the minibars will remain at the hotel and HOMI Israel shall continue to operate and maintain these minibars in accordance with its existing outsource operation agreement with the hotel. The title to the minibars now rests with the Globetrip Ltd.

On February 7, 2012, HOMI Industries entered into another loan agreement with Globetrip Ltd.  Pursuant to this agreement, Globetrip Ltd. agreed to loan to HOMI Industries the sum of $90,000. HOMI Industries agreed to encumber computerized minibar systems, including 288 computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries agreed to install at the Carlton Tel-Aviv Hotel.

B.	1.
On January 28, 2010, HOMI’s President, Daniel Cohen loaned HOMI $ 100,000 at an agreed interest rate of 8% per annum. During the years 2011 and 2012, HOMI paid interest on this loan, but no principal.  According to the terms of the agreement, HOMI was to commence payment of principal at the end of the first quarter of 2012.

In December 2011, Mr. Cohen agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan is for a period of four years, including two years’ grace on the principal, and with Mr. Cohen being entitled during such grace period to convert the loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

2.  On July 12, 2012, HOMI entered into an additional loan agreement with Mr. Cohen, pursuant to which Mr. Cohen loaned HOMI the sum of $50,000 bearing 8% annual interest.  The loan is for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreement, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loan by issuing shares of HOMI’s common stock to its president at the same price per share as in the rights offering.

C.	1.	On February 18, 2010, HOMI Industries entered into a loan agreement with Ilan Bahry, Amir Schechtman and Oded Yehoshua, collectively, a related party, pursuant to which HOMI Industries received a loan of $ 140,000 for the installation of 280 HOMI® minibars at the Wyndham Hotel in New York, USA.

As security and collateral for repayment of the loan, HOMI Industries placed a lien on the computerized minibar system, including 280 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel, in favor of Messrs. Bahry, Schechtman and Yehoshua.

2.     On June 14, 2010, HOMI Industries entered into a second loan agreement with the above-mentioned related party, pursuant to which HOMI Industries received a loan of  NIS 671,550 (approximately $ 173,000 when received) for the installation of 363 HOMI® minibars at the Royal Beach Hotel in Eilat, Israel.

As security and collateral for repayment of this, HOMI Industries agreed to encumber in the lender's favor the computerized minibar system, including 363 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel.

3.     On October 26 2011, HOMI Industries entered into an additional loan agreement with the above-mentioned related party, pursuant to which HOMI Industries received a loan of $ 108,000 for the installation of 270 HOMI® minibars at the Herods Hotel in Jerusalem, Israel.

As security and collateral for repayment of this, HOMI Industries agreed to encumber in the related party’s favor the computerized minibar system, including 270 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel.

D.
On January 28, 2010, HOMI entered into a loan agreement with Bahry Business & Finance (1994) Ltd., a company owned by Avrahm Bahry, a director of HOMI and former chairman of its board of directors, as follows:

Bahry Business & Finance (1994) Ltd. loaned HOMI NIS 1,125,000 (approximately $ 300,000 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On December 15, 2011, Bahry Business & Finance (1994) Ltd. agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan was for a period of four years, including two years’ grace on the principal, and with Bahry Business & Finance (1994) Ltd. being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

Pursuant to an additional loan agreement with the above-mentioned related company dated January 8, 2012, the related company loaned HOMI NIS 850,000 (approximately $ 220,000 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On September 1, 2012, Bahry Business & Finance (1994) Ltd. agreed to HOMI’s request to recycle the loan agreements for NIS 1,125,000 and NIS 850,000, respectively, as follows:

1. An amount of approximately NIS 1,660,000 ($ 412,000) out of the above mentioned loans was recycled into 3 loan agreements with HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenue from minibar systems operated by HOMI subsidiaries in three hotels as detailed below.

2. An amount of approximately NIS 315,000 ($ 78,000) of principal remains outstanding and payable under the December 15, 2011 loan, in accordance with its terms.

Of the NIS 850,000, January 8, 2012 loan, NIS 809,000 ($201,000) was recycled into a loan agreement with HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd. shall receive a portion of the revenue from a minibar system operated by a HOMI subsidiary in the Hilton Olympia Hotel in London

NIS 41,000 ($10,000) was recycled into a loan agreement between Bahry Business & Finance (1994) Ltd.  and HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Leonardo Rehovot Hotel

Of the NIS 1,125,000 December 12, 2011 loan, NIS 178,836 ($44,000) was recycled under the Leonardo Agreement.

NIS 631,643 ($156,800) was recycled into a loan agreement between Bahry Business & Finance (1994) Ltd. and HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Sheraton Salobre Grand Canary Islands Hotel.

Repayments of these loans, are computed on the basis of the specified minibar system’s revenues net of operational payments, allocated amongst the parties, in accordance with the terms detailed in the loan agreements.

E.
In December 2011, HOMI received three additional loans from shareholders and directors, amounting to $ 80,000 in total. Each loan is for a period of four years, with quarterly repayments, including two years’ grace on the principal, and with each lender being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of these loans.  These loans are all in US Dollars and bear 8% annual interest.

F.
On July 12, 2012, October 15, 2012, January 1, 2013, HOMI entered into three new loan agreements with Tomwood Limited, the majority shareholder in HOMI. Pursuant to these loan agreements, Tomwood Limited agreed to loan HOMI the sums of $ 250,000 $ 200,000 and $ 70,000 respectively, bearing 8% annual interest.  The loans are for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreements, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loans by issuing shares of HOMI’s common stock to Tomwood Limited at the same price per share as in the rights offering.

The loan funds pursuant to the loan agreement that was signed on January 1, 2013, were made available to HOMI on December 24, 2012.

G.
In March and June 2005, HOMI and its United States subsidiary, received from Horizon Challenges Investment Company Ltd. (“Horizon”) loans in the total amount of $ 1.1 million, which Horizon undertook to provide to HOMI pursuant to a financing agreement, dated as of March 1, 2005, as amended on May 17, 2005. The loans bear interest at the rate of 11.67% and are to be repaid in monthly installments for nine years. The loans are secured by a lien on all minibars in respect of which the loan was received, and a security interest and assignment of a portion of HOMI and its subsidiaries’ monthly revenues from those minibars, in the amount required to pay each month’s repayments on all outstanding loans, principal plus interest. Total liabilities for the years ended December 31, 2012 and 2011 amounted to approximately $ 257,000 and   $ 415,000 respectively.

H.
On October 25, 2009, HOMI Industries entered into two loan agreements with Moise Laurent Elkrief and Sonia Elkrief (“Elkrief”).  Pursuant to these agreements, Elkrief lent HOMI Industries $ 88,500 and $ 83,000.  As security and collateral for repayment of these loans, HOMI Industries agreed to encumber in Elkrief’s favor computerized minibar systems, including 177 and 166 HOMI® computerized minibars, central units and licenses to HOMI® software, which a HOMI subsidiary installed in January 2010 at the Strand Hotel in New York, and in the Leonardo Ramat Hahayal Hotel, in Tel Aviv, Israel, respectively, and operate for the hotels under outsource operation agreements which a HOMI subsidiary signed with the hotels.

I.
HOMI Industries entered into two loan agreements with Sparta Technical Solutions LTD. on December 24, 2012. Pursuant to these agreements, Sparta lent HOMI Industries $ 68,000 and $ 166,000.  As security and collateral for repayment of these loans, HOMI Industries agreed to encumber in Sparta's favor computerized minibar systems, including 130 and 375 HOMI® computerized minibars, central units and licenses to HOMI® software, which HOMI Industries installed in September 2012 at the Comfort Inn Chicago Hotel in Chicago, USA, and in December 2012 at the Dan  Hotel in Eilat, Israel, respectively, and operate for these hotels under outsource operation agreements which HOMI Industries signed with the hotels.

J.
On May 31, 2012, HOMI Industries entered into a loan agreement with GPF S.A, pursuant to which  GPF S.A. lent HOMI Industries $ 55,000.  As security and collateral for repayment of this loan, HOMI Industries agreed to encumber in GPF S.A.’s favor the computerized minibar system, including 110 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries installed in August 2012 at the Bereshit Hotel in Mitzpe Ramon, Israel, and operates for the hotel under an outsource operation agreements which HOMI Industries signed with the hotel.

K.
HOMI Industries entered into two loan agreements with Troy Creative Solutions LTD, signed on July 30, 2012 and November 12, 2012, respectively. Pursuant to these agreements, Troy Creative Solutions LTD lent HOMI Industries $ 100,000 and $ 65,000. As security and collateral for repayment of the Loans, HOMI Industries agreed to encumber in Troy Creative Solutions LTD’s favor computerized minibar systems, including 210 and 140 HOMI® computerized minibars, central units and licenses to HOMI® software, which HOMI Industries installed in November 2012 at the Dan Accadia, Hertzlia, Israel and plans to install in 2013 at the Dan Jerusalem Hotel, Israel, respectively and operate for these hotels under outsource operation agreements which HOMI Industries signed with the hotels.

Repayments for the loans lent to HOMI by Elkief, Sparta Technical Solutions LTD, GPF S.A. and Troy Creative Solutions LTD are computed on the basis of the specified minibar systems’ revenues net of operational payments, allocated amongst the parties, in accordance with the terms detailed in the loan agreements.

L.
On October 5, 2010, HOMI Industries, entered into a loan agreement with Tomwood Limited, a BVI company.  Pursuant to this agreement, HOMI Industries received $ 2,000,000. This amount was presented as of December 31, 2011 in long-term liabilities as a loan from others.

On June 29, 2012, the loan was converted and Tomwood received an allocation of 110,497,238 HOMI common shares at the price of $ 0.0181 dollar per share.

Subsequent Events

On January 10, 2013, HOMI Industries Ltd, entered into a new loan agreement with Daniel Cohen, HOMI President owned and managed by the President of HOMI. Pursuant to this Loan agreement, the related company agreed to loan approx. $46,000 to HOMI Industries.   As security and collateral for repayment of the Loan, HOMI Industries will encumber in the related company's favor a computerized minibar system, including 91 HOMI® 330 computerized minibars, a central unit and a license to HOMI® software, has installed at the Indigo Hotel Ramat Gan, Israel .

On January 10, 2013, HOMI Industries Ltd, entered into a new loan agreement Troy Creative solutions. Pursuant to the Loan agreement, the related company agreed to loan approx. $125,000 to HOMI Industries.

As security and collateral for repayment of the Loan, HOMI Industries will encumber in the related company's favor a computerized minibar system, including 231 HOMI® 226 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate has installed at the Waldorf Astoria Jerusalem, Israel, and will operate for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

On January 28, 2013 a one hundred to one (100:1) reverse split on HOMI’s common stock went effective. Prior to this reverse stock split, these were 199,950,602 shares of common stock outstanding. As a result of the reverse split, there are now 1,999,506 shares of common stock outstanding.

On March 10, 2013, HOMI Industries Ltd entered into a new loan agreement, with Ilan Bahry, Amir Schechtman, Uri Avraham and Michal Avraham, collectively, a related party pursuant to this loan agreement, Lender agreed to loan $109,000 to HOMI Industries. As security and collateral for repayment of the Loan, HOMI Industries will encumber in the   related company's favor a computerized minibar system, including 230 HOMI® 226 computerized minibars, a central unit and a license to HOMI® software, has installed at the Royal Beach  Hotel ,Tel Aviv, Israel .

On April 5, 2013, HOMI entered into a new loan agreement with the majority shareholder in HOMI. Pursuant to this loan agreement, the shareholder agreed to loan HOMI the sum of $ 100,000, bearing 8% annual interest.  The loan is for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreement, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loan by issuing shares of HOMI’s common stock to the shareholder at the same price per share as in the rights offering.  The loan fund pursuant to the loan agreement, was made available to HOMI on March 26, 2013.

Off Balance Sheet Arrangements

HOMI has no significant off balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

International Tax Implications
Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and thereafter.  HOMI’s United States subsidiary is subject to a 15% -35% corporate tax rate. Subsidiaries in Europe are subject to 35% - 45% corporate tax rate.  The Australia subsidiary is subject to 30% corporate tax rate.

As of December 31, 2012 HOMI Inc. had approximately $ 320,000  net operating loss carryforwards

As of December 31, 2012 HOMI Israel Ltd., a subsidiary in Israel, had approximately $1,740,000 net operating loss carry forwards. The loss carryforwards in Israel have no expiration date.

As of December 31, 2012 HOMI Industries Ltd., a subsidiary in Israel, had approximately $3,199,000net operating loss carry forwards. The loss carryforwards in Israel have no expiration date.

As of December 31, 2012, HOMI USA had approximately $ 3,467,000 net operating loss carryforwards. Utilization of US net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2012 the subsidiary in Australia had net operating loss carryforwards of $ 340,000

As of December 31, 2012 the subsidiary in France had net operating loss carryforwards of $145,000

As of December 31, 2012 the subsidiary in the United Kingdom had net operating loss carryforwards of $724,000.

As of December 31, 2012 the subsidiary in Europe (HOMI Europe Sarl) had net operating loss carryforwards of $ 1,111,000.

CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

DIVIDENDS

HOMI has not declared any dividends on its common stock from its inception to the date of this prospectus and has no plans to declare dividends in the near future.

DESCRIPTION OF PROPERTY

Our operations are based primarily at hotels in which we conduct our outsource operations. Most of these hotels allow us to utilize office space free of charge. We also make use of a small amount of office space in Tel Aviv, San Francisco, Geneva and New York.

Our facilities are as follows:

●
Our corporate headquarters are located at 80 Wall Street, Suite 815, New York, New York, in the offices of Schonfeld & Weinstein, L.L.P., at no additional cost to us. Schonfeld & Weinstein, L.L.P. serves as our US Counsel and also owns shares in our company.

●
HOMI Israel’s corporate headquarters are currently located at 1 Abba Eban St., Hetrzeliya Pitauch 47625, Israel, with a monthly rent of approximately $3,981.  This office is leased from an unaffiliated third party.

●
HOMI USA has its corporate headquarters at 1 Embarcadero Center, Suite 500, San Francisco, California 94111. The monthly rent is $500. Most of HOMI USA’s operations are conducted from the office we utilize at the Hyatt Regency San Francisco, which is one of our customers.

●	In connection with our European operations, we also lease an office in Geneva, Switzerland, for a monthly rent of approximately $1,600 (approximately CHF1,535 ).

The office space provided us by the hotels in which we operate are also usually used to store goods to be placed in the minibars and spare parts for the minibars. Generally, we do not keep a significant number of minibars in stock. Instead, we order them on an as needed basis. Typically, they are then shipped directly from the manufacturer to the customer. As we enter into additional outsource agreements with customers, we will expect to receive office space within the premises of these customers, from which we will conduct our operations.

LEGAL PROCEEDINGS

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Our Board of Directors and executive officers and their respective ages as of December 31, 2012 are set forth in the table below. Each of the directors of HOMI will serve until the next annual meeting of shareholders or until his successor is elected and qualified.

Also provided is a brief description of the business experience of each director and executive officer and the key personnel during the past three years and an indication of directorships (if any) held by each director in other companies subject to the reporting requirements under the Federal securities laws.

NAME	AGE	POSITION

Daniel Cohen	57	President, Director

Jacob Ronnel	56	CEO, CFO, Director

Ariel Almog	45	COO, Director

Avraham Bahry	67	Chairman

Kalman Huber	67	Director

Yoav Ronen(1)	53	Director

Biographies

Avraham Bahry, 67 has been a director of HOMI since December 2004 and its Chairman from December 2004 to November 2012. Mr. Bahry established Mul-T-Lock Ltd., an Israeli corporation, in 1973, which he grew into a multi-national holding company in the business of products and services for the protection of life and property. Mr. Bahry sold Mul-T-Lock Ltd. in 1999 and has worked as a consultant since then.

Daniel Cohen, 57, was appointed President of HOMI in August 2008 and was elected to the Board of Directors on November 20, 2008. Mr. Cohen has been a consultant to HOMI since September 2007. Mr. Cohen founded a number of highly successful businesses including DAC Systemes (exclusive distributor in France Lebanon, Mauritius and Israel for Micros Systems - world leaders in hospitality management), which was eventually sold to Micros in 1995. From 1997 to 2005, Mr. Cohen served as Chairman, President and Chief Executive Officer of Bartech Systems International, Inc., a U.S. corporation which creates automated mini-bar solutions for the hotel industry. Mr. Cohen is a director of several small companies. From 1991 to 2000 ($40m to $300m), he was a director at Micros Systems Inc, like HOMI, a NASDAQ listed company. Mr. Cohen is a graduate of Ecole Hoteliere de Lausanne (International Institute of Hospitality Management) and is a graduate of the Advanced Management Program, INSEAD.

Jacob Ronnel, 56, has been Chief Executive Officer and a director of HOMI since December 28, 2001, and a director of HOMI Israel Ltd. (formerly Bartech Mediterranean Ltd.) since May 1997. Mr. Ronnel served as President of HOMI from December 2001 to August 2008. Mr. Ronnel was appointed HOMI's CFO on March 26, 2009. In addition, he serves as a director and Chief Executive Officer of subsidiaries of HOMI. From July 1997 to September 1997, Mr. Ronnel was a consultant to and provisional manager of Brookside Investments, Ltd. From 1996 to 2002, he was a consultant for Kassel Financial Consultants, located in Israel. Mr. Ronnel obtained a degree in International Hotel Administration from Ecole Hoteliere de Lausanne, Switzerland.

Ariel Almog, 45, has been a director of HOMI since December 28, 2001.He has been a director of HOMI Israel, Ltd. (formerly Bartech Mediterranean Ltd.) since May 1997. He has been CEO of HOMI USA, Inc., since 2008. In addition, he serves as an officer and director of each of HOMI's subsidiaries. From 1996 to 1998, Mr. Almog was an owner of a franchise Apropo Cafe restaurant in Israel. He received a Bachelor of Business Administration and Marketing from Schiller International University (American University, Paris, France).

Kalman Huber- 67, was elected to HOMI's board of directors in April 2009 and became Chairman of the Board in November 2012. Mr Huber has many years of experience in the hotel industry. Mr Huber served as Senior Vice President and CFO of the Sheraton Moriah chain in Israel, a chain comprised of the Sheraton hotels in Israel and the Moriah hotels, from 1999 to 2007.   Since 2007, Mr. Huber has been Senior Vice President and CFO of Azorim Tourism, which, in addition to the Sheraton Moriah hotels, included the Accor hotels in Israel. Before joining Sheraton Moriah, Mr Huber worked for many years at IBM where he served as Assistant General Manager and CFO, and Assistant General Manager Marketing and Sales in IBM Israel, as well as holding senior positions in finance at IBM’s European headquarters.

Yoav Ronen, 53, was elected to HOMI’s board of directors in December 2006. Mr. Ronen has years of experience managing hotels. Since 2005, he had been Supervisor and Director of Marketing for two hotels in Prague, Czech Republic: The Joe Hotel and Villa Schwaiger. Since 2003, he has been Supervisor and Director of Marketing for the Ros Maris Rob D.o.o. Hotel in Croatia. From 1995-2002 he served as Chief Executive Officer for the Hotel Jordan River in Tiberius, Israel, and Hotel Carmel in Netanya, Israel. Mr. Ronen received a Bachelor’s degree in Business and Accounting from Tel Aviv University. Mr. Ronen resigned as a director on May 5, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

No officers, directors and/or beneficial owners of 10% or more of HOMI’s common stock who were required by Section 16(a) of the Securities Exchange Act of 1934, to file certain reports during the period covered by this annual report.

ITEM 11:	EXECUTIVE COMPENSATION

The following is a chart of compensation paid to all executive officers of the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Non Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jacob Ronnel Chief Executive Officer, Chief Financial Officer	2011	165,548							165,548
	2012	128,938							128,938
Daniel Cohen President	2011	149,516							149,516
	2012	82,425							82,425
Ariel Almog CEO, HOMI USA, Inc.(1)	2011	216,064							216,064
	2012	167,343							167,343

 (1) Mr. Almog's entire salary was paid by HOMI USA, Inc.

Directors Compensation

Directors are reimbursed for the expenses they actually incur in attending board meetings. In addition, Directors are paid a fee of $750 per directors meeting, and $375 per committee meeting. The following is a chart of compensation paid to HOMI directors in 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Award ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non Qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Avraham Bahry	$3,150						$3,150
Jacob Ronnel*
Ariel Almog*
Kalman Huber	$5,250						$5,250
Yoav Ronen	$3,150						$3,150

* Compensation for services as a director is fully reflected in the Executive Officer Compensation Table.

CORPORATE GOVERNANCE

Code of Ethics

HOMI has adopted a code of ethics that applies to its principal executive officers, principal financial officer and principal accounting officer. HOMI will provide any person without charge, upon request, a copy of such code of ethics and explain the manner in which such request may be made.

Audit Committee Financial Expert

HOMI’s board of directors has determined that HOMI has one financial expert serving on its audit committee: Kalman Huber.

Compensation Committee

HOMI does not currently have a compensation committee. All directors participate in deliberations concerning executive officer compensation.

Director Independence

Our current Board members consist of Daniel Cohen, Avraham Bahry, Jacob Ronnel, Ariel Almog, Kalman Huber, and Yoav Ronen. The Board has determined that Messrs. Huber and Ronen are independent applying the definition of independence under the listing standards of the American Stock Exchange. Messrs. Cohen, Bahry, Ronnel and Almog are not independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Principal Stockholders

The following table sets forth certain information known to HOMI with respect to beneficial ownership of HOMI common stock as of March 31, 2013, the number and percentage of outstanding shares of common stock beneficially owned by each person who beneficially owns:

●	More than 5% of the outstanding shares of our common stock;

●	Each of our officers and directors;

●	All of our officers and directors as a group.

Except as otherwise noted, the persons named in this table, based upon information provided by these persons, have sole voting and investment power with respect to all shares of common stock owned by them.

Names and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	% Beneficially Owned (1)

Daniel Cohen 10 Iris Street, PO Box 4591 Caesarea, Israel 30889	71,414	3.57%

Jacob Ronnel 21 Hasvoraim Street Tel Aviv, Israel	109,175	5.46%

Ariel Almog 224 Maypoint Drive, San Raphael, CA	28,264	1.41%

Avraham Bahry 1 Gan Hashikmin Street Ganei-Yehuda-Savion, Israel	102,713	5.14%

Yoav Ronen (2) 2 Mivza Horev Street Modiin, Israel	266	0.01%

Kalman Huber 17, Levy Eshkol st. Tel Aviv, Israel	0	0

Tomwood Ltd. Vanterpool Plaza Wickhams Cay 1 Road Town Tortola, BVI XOVG111O	1,104,972	55.76%

All officers and directors as a group (6people) (1)(2)	311,831	15.58%

(1)  Based of total of 1,999,506 shares outstanding as of March 31, 2013.

(2)  Mr. Ronen resigned as a director of HOMI, effective May 5, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Other than as disclosed below, there have been no transactions or proposed transactions which have materially affected or will materially affect us in which all director, executive officer or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

A.
On July 20, 2009, HOMI Israel Ltd (“HOMI Israel”) signed a refinancing agreement with Globetrip Ltd., a company (owned 45.45% by Daniel Cohen, HOMI’s president).  Pursuant to this agreement, HOMI Israel sold 470 HOMI® 336 used minibars installed at the Dan Panorama Hotel in Tel Aviv to Globetrip Ltd. at a price of $ 450 per minibar for a total of $ 211,500. It was agreed that the minibars will remain at the hotel and HOMI Israel shall continue to operate and maintain these minibars in accordance with its existing outsource operation agreement with the hotel. The title to the minibars now rests with the Globetrip Ltd.

On February 7, 2012, HOMI Industries entered into another loan agreement with Globetrip Ltd.  Pursuant to this agreement, Globetrip Ltd. agreed to loan to HOMI Industries the sum of $90,000. HOMI Industries agreed to encumber computerized minibar systems, including 288 computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries agreed to install at the Carlton Tel-Aviv Hotel.

B.
1.      On January 28, 2010, HOMI’s President, Daniel Cohen loaned HOMI $ 100,000 at an agreed interest rate of 8% per annum. During the years 2011 and 2012, HOMI paid interest on this loan, but no principal.  According to the terms of the agreement, HOMI was to commence payment of principal at the end of the first quarter of 2012.

In December 2011, Mr. Cohen agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan is for a period of four years, including two years’ grace on the principal, and with Mr. Cohen being entitled during such grace period to convert the loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

2. On July 12, 2012, HOMI entered into an additional loan agreement with Mr. Cohen, pursuant to which Mr. Cohen loaned HOMI the sum of $50,000 bearing 8% annual interest.  The loan is for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreement, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loan by issuing shares of HOMI’s common stock to its president at the same price per share as in the rights offering.

C.
1.    On February 18, 2010, HOMI Industries entered into a loan agreement with Ilan Bahry, Amir Schechtman and Oded Yehoshua, collectively, a related party, pursuant to which HOMI Industries received a loan of $ 140,000 for the installation of 280 HOMI® minibars at the Wyndham Hotel in New York, USA.

As security and collateral for repayment of the loan, HOMI Industries placed a lien on the computerized minibar system, including 280 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel, in favor of Messrs. Bahry, Schechtman and Yehoshua.

2.     On June 14, 2010, HOMI Industries entered into a second loan agreement with the above-mentioned related party, pursuant to which HOMI Industries received a loan of  NIS 671,550 (approximately $ 173,000 when received) for the installation of 363 HOMI® minibars at the Royal Beach Hotel in Eilat, Israel.

As security and collateral for repayment of this, HOMI Industries agreed to encumber in the lender's favor the computerized minibar system, including 363 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI Industries installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel.

3.     On October 26 2011, HOMI Industries entered into an additional loan agreement with the above-mentioned related party, pursuant to which HOMI Industries received a loan of $ 108,000 for the installation of 270 HOMI® minibars at the Herods Hotel in Jerusalem, Israel.

As security and collateral for repayment of this, HOMI Industries agreed to encumber in the related party’s favor the computerized minibar system, including 270 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI Industries signed with the hotel.

D.
On January 28, 2010, HOMI entered into a loan agreement with Bahry Business & Finance (1994) Ltd., a company owned by Avrahm Bahry, a director of HOMI and former chairman of its board of directors, as follows:

Bahry Business & Finance (1994) Ltd. loaned HOMI NIS 1,125,000 (approximately $ 300,000 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On December 15, 2011, Bahry Business & Finance (1994) Ltd. agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan was for a period of four years, including two years’ grace on the principal, and with Bahry Business & Finance (1994) Ltd. being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

Pursuant to an additional loan agreement with the above-mentioned related company dated January 8, 2012, the related company loaned HOMI NIS 850,000 (approximately $ 220,000 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On September 1, 2012, Bahry Business & Finance (1994) Ltd. agreed to HOMI’s request to recycle the loan agreements for NIS 1,125,000 and NIS 850,000, respectively, as follows:

1. An amount of approximately NIS 1,660,000 ($ 412,000) out of the above mentioned loans was recycled into 3 loan agreements with HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenue from minibar systems operated by HOMI subsidiaries in three hotels as detailed below.

2. An amount of approximately NIS 315,000 ($ 78,000) of principal remains outstanding and payable under the December 15, 2011 loan, in accordance with its terms.

Of the NIS 850,000, January 8, 2012 loan, NIS 809,000 ($201,000) was recycled into a loan agreement with HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd. shall receive a portion of the revenue from a minibar system operated by a HOMI subsidiary in the Hilton Olympia Hotel in London

NIS 41,000 ($10,000) was recycled into a loan agreement between Bahry Business & Finance (1994) Ltd.  and HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Leonardo Rehovot Hotel

Of the NIS 1,125,000 December 12, 2011 loan, NIS 178,836 ($44,000) was recycled under the Leonardo Agreement.

NIS 631,643 ($156,800) was recycled into a loan agreement between Bahry Business & Finance (1994) Ltd.  and HOMI Industries Ltd, pursuant to which Bahry Business & Finance (1994) Ltd.  shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Sheraton Salobre Grand Canary Islands Hotel.

Repayments of these loans, are computed on the basis of the specified minibar system’s revenues net of operational payments, allocated amongst the parties, in accordance with the terms detailed in the loan agreements.

E.
In December 2011, HOMI received three additional loans from shareholders and directors, amounting to $ 80,000 in total. Each loan is for a period of four years, with quarterly repayments, including two years’ grace on the principal, and with each lender being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of these loans.  These loans are all in US Dollars and bear 8% annual interest.

F.
On July 12, 2012, October 15, 2012, January 1, 2013, and April 5, 2013, HOMI entered into four new loan agreements with Tomwood Limited, the majority shareholder in HOMI. Pursuant to these loan agreements, Tomwood Limited agreed to loan HOMI the sums of $ 250,000 $ 200,000, $ 70,000  and $100,000, respectively, bearing 8% annual interest.  The loans are for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreements, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loans by issuing shares of HOMI’s common stock to Tomwood Limited at the same price per share as in the rights offering.

The loan funds pursuant to the loan agreement that was signed on January 1, 2013, were made available to HOMI on December 24, 2012.

During the years ended December 31, 2012, HOMI incurred various related party expenses for the following:

Description	2012
Directors’ fees and liability insurance	$41,283
Consulting fees	$378,706
Interest Payments	$101,076
Totals	$521,065

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt, exercise, and expiration of subscription rights received by them in the rights offering. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our common stock who holds such shares as a “capital asset” for U.S. federal income tax purposes (generally property held for investment) and is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents);

●	A corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
A trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code (as defined below) or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of its particular circumstances. For example, this discussion does not address:

●
Tax consequences to U.S. holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, expatriates, real estate investment trusts, tax-exempt entities, insurance companies, individual retirement accounts or other tax-deferred account, or retirement plans;

●	Tax consequences to persons holding shares of our common stock or subscription rights as part of a hedging, constructive sale or conversion;

●	Tax consequences to U.S. holders whose “functional currency” is not the U.S. dollar;

●	The U.S. federal estate, gift or alternative minimum tax consequences, if any, to U.S. holders; or

●	Any state, local, or foreign tax consequences.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds shares of our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your own tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the exercise and lapse of the subscription rights.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. No advance tax ruling has been sought or obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth herein, no assurance can be given that a U.S. holder would ultimately prevail in a final determination by a court.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, EXERCISE, AND EXPIRATION OF SUBSCRIPTION RIGHTS RECEIVED IN THE RIGHTS OFFERING IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

Receipt, Exercise, and Expiration of the Subscription Rights

For U.S. federal income tax purposes, a U.S. holder should not recognize income, gain, or loss upon its receipt of subscription rights in the rights offering, the expiration of such subscription rights, or its exercise of such subscription rights.

A U.S. holder’s basis in the subscription rights received in the rights offering will generally be zero unless the subscription rights are exercised and either (1) the fair market value of the subscription rights on the date such subscription rights are distributed by us is equal to or exceeds 15% of the fair market value on such date of the shares of our common stock with respect to which the subscription rights are received or (2) such U.S. holder elects, in its U.S. federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its basis in its shares of our common stock held to the subscription rights. In either case, the U.S. holder’s basis in its shares of our common stock with respect to which the subscription rights are received will be allocated among such shares and the subscription rights received in proportion to their respective fair market values on the date the subscription rights are distributed by us.

A U.S. holder’s basis in the shares of our common stock acquired through the exercise of subscription rights should equal the sum of the subscription price paid for the shares and the U.S. holder’s tax basis, if any, in the subscription rights. The holding period for the shares of our common stock acquired through the exercise of the subscription rights will begin on the date the subscription rights are exercised.

Notwithstanding the foregoing, if a U.S. holder exercises subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of the basis of the shares sold and the subscription rights received in respect of such shares, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares sold, and (3) the impact of such allocation on the basis of the shares of our common stock acquired through the exercise of such subscription rights. If a U.S. holder exercises the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, such U.S. holder should consult its tax advisors.

PLAN OF DISTRIBUTION

We are offering shares of our common stock directly to you pursuant to the rights offering. Our officers and directors may contact holders of our common stock by mail, telephone, facsimile, and personal interview and may request brokers, dealers, custodian banks or other nominees on your behalf to forward materials relating to the offers to beneficial owners of our common stock. These officers, directors, and other employees will not receive any commissions or compensation in connection with these activities other than their normal compensation. We have not employed any brokers, dealers or underwriters to assist in the solicitation of the exercise of rights in the rights offering and, except as just described, no other commissions, fees, or discounts will be paid in connection with the rights offering.

We will also pay the fees and expenses of Standard Registrar & Transfer Co Inc., as subscription agent. We will pay out-of-pocket expenses, including payments to legal advisors, accountants, the dealer manager, and subscription agent, printing costs, mailing costs, and filing fees estimated to total approximately $35,000.

LEGAL MATTERS

The legality and validity of the securities offered under this prospectus will be passed upon by Schonfeld & Weinstein, L.L.P., legal counsel for HOMI.

EXPERTS

The consolidated financial statements of HOMI for the year ended December 31, 2012have been audited by Barzily & Co., independent registered public accounting firm, as set forth in their report thereon and are included herein. We have included our financial statements in this prospectus and in the registration statement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We maintain an internet site at http://www.my-homi.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the company.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2012 AND 2011

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3-F-4

Consolidated Statements of Comprehensive Loss	F-5

Consolidated Statement of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7-F-8

Notes to the Consolidated Financial Statements	F-9-F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Hotel Outsource Management International, Inc.:

We have audited the accompanying consolidated balance sheets of Hotel Outsource Management International, Inc. (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations, changes in shareholders' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a "going concern". As discussed in Note 1d to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as "going concern". Management's plans in regard to these matters are also described in Note 1d. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/
Barzily & Co.
Jerusalem, Israel
March  21 , 2013

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands

		December 31,
	Note	2012	2011

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		195	291
Short-term bank deposits		26	54
Trade receivables (net of allowance for doubtful accounts of $ zero as of December 31, 2012 and 2011)		453	436
Other accounts receivable	3	140	240
Inventories		350	355
TOTAL CURRENT ASSETS		1,164	1,376

PROPERTY AND EQUIPMENT, NET:	4

Minibars and related equipment		3,857	3,964
Other property and equipment		22	13
		3,879	3,977

OTHER ASSETS:	5

Deferred expenses, net		10	17
Intangible assets		44	47
		54	64

TOTAL ASSETS		5,097	5,417

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands (except share data)

		December 31,
	Note	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans from related parties	6	234	133
Current maturities of long-term loans from others	7	333	228
Trade payables		583	555
Accrued expenses and other current liabilities	8	601	389

TOTAL CURRENT LIABILITIES		1,751	1,305

LONG-TERM LIABILITIES:

Long-term loans from related parties, net of current maturities	6	1,435	557
Long-term loans from others, net of current maturities	7	505	2,341
Accrued severance pay, net		47	38

TOTAL LONG-TERM LIABILITIES		1,987	2,936

COMMITMENTS, CONTINGENT LIABILITIES, LIENS AND COVENANTS	9

SHAREHOLDERS' EQUITY:	10

Share capital -
Preferred stock of $ 0.001 par value – 5,000,000 shares authorized; zero shares issued and outstanding as of December 31, 2012 and 2011;		-	-
Common stock of $ 0.001 par value – 200,000,000 shares authorized; 199,950,602 shares issued and outstanding as of December 31, 2012 and 89,453,364 as of December 31, 2011.		200	89
Additional paid-in capital		12,074	10,185
Capital Reserve		1,414	300
Accumulated other comprehensive income		21	62
Accumulated deficit		(12,350)	(9,460)

TOTAL SHAREHOLDERS' EQUITY		1,359	1,176

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		5,097	5,417

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
US Dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2012	2011

Revenues	11	3,315	3,326

Cost of revenues:

Depreciation		(587)	(705)

Other		(2,187)	(2,078)

Gross profit		541	543

Operating expenses:

Research and development		(137)	(109)

Selling and marketing		(273)	(341)

General and administrative		(1,279)	(1,408)

Operating loss		(1, 148)	(1, 315)

Financial expenses and foreign currency translation, net	12	(218)	(365)

Other expenses	13	(167)	(65)

Benefit Reduction for Loans	6h,10b	(1,357)	-

Net Loss		(2,890)	(1,745)

Basic and diluted net loss per share		(0.02)	(0.02)
Weighted average number of shares used in computing basic and diluted loss per share		144,701,963	89,453,364

Other Comprehensive Loss:

Net Loss		(2,890)	(1,745)

Foreign currency translation adjustments		(41)	(1)

Comprehensive Loss		(2,931)	(1,746)

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
US Dollars in thousands (except shares data)

	Number of Shares of Common Stock	Common Stock Par Value	Additional paid-in capital	Capital reserve	Accumulated other comprehensive income	Accumulated deficit	Total
Balance as of December 31, 2010	89,453,364	89	10,185	-	63	(7,715)	2,622
Foreign currency translation adjustments	-	-	-	-	(1)	-	(1)
Loss for the year	-	-	-	-	-	(1,745)	(1,745)
Capital Reserve from transactions with Related Parties*	-	-	-	300	-	-	300

Balance as of December 31, 2011	89,453,364	89	10,185	300	62	(9,460)	1,176
Foreign currency translation adjustments	-	-	-	-	(41)	-	(41)
Loss for the year	-	-	-	-	-	(2,890)	(2,890)
Share issuing**	110,497,238	111	1,889	1,296	-	-	3,296
Capital Reserve from transactions with Related Parties*	-	-	-	(182)	-	-	(182)

Balance as of December 31, 2012	199,950,602	200	12,074	1,414	21	(12,350)	1,359

*            See Note 6d(1) and 6 h.
**          See Note 10b.

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands

	Year ended December 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,890)	(1,745)
Adjustments to reconcile net loss to net cash used in operating activities:
Capital loss	152	64
Depreciation and amortization	605	732
Increase (decrease) in accrued severance pay, net	9	(11)
Interest and linkage differences in regard to shareholders and subsidiaries	(127)	19
Benefit component	1,357	-
Changes in assets and liabilities:
Decrease (increase) in inventories	7	(56)
Decrease (increase) in trade receivables	(15)	12
Increase (decrease) in related parties	56	(13)
Decrease in other accounts receivable	3	90
Increase (decrease) in trade payables	(125)	96
Increase (decrease) in accrued expenses and other current liabilities	142	(24)

Net cash used in operating activities	(826)	(836)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases and production of property and equipment	(497)	(607)
Proceeds from sales of property and equipment	111	111
Short-term bank deposits, net	28	9

Net cash used in investing activities	(358)	(487)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties, net	827	111
Proceeds from long-term loans from others, net	263	793

Net cash provided by financing activities	1,090	904

Effect of exchange rate changes on cash and cash equivalents	(2)	2
Decrease in cash and cash equivalents	(96)	(417)
Cash and cash equivalents at the beginning of the year	291	708
Cash and cash equivalents at the end of the year	195	291

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands

Appendix A -
Supplemental disclosure of non-cash investing and financing activities and cash flow information:	Year ended December 31,
	2012	2011

Cash paid during the year for interest	219	230

Cash paid during the period for income taxes	-	2

Acquisition of property and equipment on short-term credit	153	154

Receivables in regard to property and equipment	73	168

Conversion of loan into shares	2,000	-

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 1:-   GENERAL

a.
Hotel Outsource Management International, Inc. ("HOMI") was incorporated in Delaware on November 9, 2000. HOMI and its subsidiaries, as identified in Note 4d below, are engaged in thedistribution, marketing and operation of computerized minibars in hotels located in the United States, Europe, Israel and Canada.

Hereinafter, HOMI and its subsidiaries will be referred to as the "Company".

The Company has been doing business since 1997 through various subsidiaries. The current corporate structure, in which it is holding company for various wholly owned subsidiaries around the world, has been in place since 2001. The Company common stock was listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" from February 2004 until February 2011.  It now trades on the OTCQB under the symbol "HOUM.PK."

b.
During 2006, the Company commenced its own research and development program aimed at thedevelopment of a new range of products. The HOMI® 336 (the "System"), a novel, computerizedminibar system designed to increase the accuracy of the automatic billing and reduce the cost of operating the minibars. Further, the HOMI® 330 system, a smaller version of the HOMI® 336, is currently in production.

During 2012, the company finalized the research and development of an additional product,the HOMI® 226, and started its production and installation  in various hotels.

c.
Commencing 2009, HOMI has begun to implement a new business model. Under the new business model, the Company sells or receives loans against HOMI minibars, installed or to be installed in various hotels to third parties. HOMI shall manage and operate these minibars for anagreed upon management fee and profit sharing agreements.

d.
 On December 31, 2012, the Company had $ 221 in cash, including short term deposits.

The Company continues to incur losses ($ 2,890 in 2012) and has a negative cash flow from operations amounting to approximately $ 753 in 2012. In order to implement the Company's basic business plan for completion of the installation of additional minibars, the Company will need additional funds.

The financial statements have been prepared assuming that the Company will continue as a "going concern". The Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as "going concern" .The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's preferred method is the new business model, described in item c. above.

The continuation of the company as a going concern is dependent upon implementation of management's plans as well as raising additional funds from shareholders or others.

On January 10, 2013 and on March 10,2013 HOMI entered into two loan agreements with  related companies. The related parties lent HOMI $ 46 and $ 109, respectively. See also Note 16.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make.  Estimates that are critical to the accompanying consolidated financial statements relate principally to depreciation and recoverability of long lived assets.  The markets for the Company’s products are characterized by intense price competition, rapid technological development, evolving standards and short product life cycles; all of which could impact the future realization of its assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.  It is at least reasonably possible that management’s estimates could change in the near term with respect to these matters.

b.
Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (hereinafter: "dollar"); thus, the dollar is the functional currency of the Company.
The Company's transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Consolidation: Inter-company transactions and balances, including profits from inter-company sales not yet realized outside the group, have been eliminated in consolidation.

d.	Cash and cash equivalents: The Company considers all highly liquid investments originally purchased with maturities of three months or less at the date acquired to be cash equivalents.

e.
Short-term bank deposits:

The Company classifies bank deposits with maturities of more than three months and less than one year as short-term deposits. Short-term deposits are presented at cost, including accrued interest.

f.
Inventory:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items. Cost is determined using the "first-in, first-out" method. Inventories are composed of the food products.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES   (cont.)

g.
Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Minibars and production equipment	10
Computers and electronic equipment	15 – 33
Office furniture and equipment	7

h.	Other assets:

1.	Intangible assets - Intellectual properties registered in several countries worldwide are capitalized and are amortized over the life span of the asset (twenty years).

2.	Deferred expenses represent loan acquisition costs arising from the long-term loan originated in 2005 and convertible notes payable issued in 2007 and 2006. See Note 7c (1).

i.
Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012, management believes that all of the Company’s long-lived assets are recoverable.

j.
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts:

Revenues from minibars operation and product sales derived from outsource activity (minibar's content) under the exclusive long-term revenue sharing agreements with hotels, net of the hotel’s portion and/or other participation of, or payments due from the hotel, are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectability is probable.

Revenues from rental of minibars are recognized over the lease term.

Revenues from sales of minibars are recognized in accordance with compliance with the conditions as abovementioned.

Sales of minibars that are classified as refinancing arrangements are shown as a long-term loan to be repaid.

The Company’s payment terms are normally net 15 to 30 days from invoicing. The Company evaluates its allowance for doubtful accounts on a regular basis through periodic reviews of the collectability of the receivables in light of historical experience, adverse situations that may affect its customers’ ability to repay, and prevailing economic conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

j.
Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts (cont.):

The Company performs ongoing credit evaluations of its customers and generally does not require collateral because (1) management believes it has certain collection measures in-place to limit the potential for significant losses, and (2) the nature of customers comprising the Company’s customer base. Accounts receivable are determined to be past due based on how recently payments have been received and bad debts are charged in the form of an allowance account in the period the receivables are deemed uncollectible.  Receivables are written off when the Company abandons its collection efforts.

To date, the Company has not experienced any material losses. An allowance for doubtful accounts is provided with respect to those amounts that the Company has determined to be doubtful of collection. No allowance was deemed necessary as of December 31, 2012 and 2011.

k.
Research and Development costs:

Research and Development costs are charged to the statement of operations as incurred.

Costs and acquisitions related to pre-production, production support, tools and molds are charged to property and equipment.

l.
Income taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liability account balances are determined based on differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax assets (temporary differences), liabilities and losses carried forward are measured using the enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse. The Company provides a valuation allowance, if necessary to reduce the amount of deferred tax assets to their estimated realizable value.

m.	Severance pay: The Company's liability for severance pay is calculated pursuant to the local law applicable in certain countries where the Company operates.

n.
Concentrations of Credit Risk and Fair Value of Financial Instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable,  trade payables, other accounts payable and notes payable to shareholders and others.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical, or close, to their carrying values. The fair values of long-term notes payable also approximates their carrying values, since such notes bear interest at rates that management believes is approximately the same as prevailing market rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables. The majority of the Company's cash and cash equivalents are invested in interest bearing NIS and U.S. dollar-linked instruments with major Israeli, U.S. bank.

Management believes that minimal credit risk exists with respect to these investments. Trade receivables potentially expose the company to credit risk.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.
Concentrations of Credit Risk and Fair Value of Financial Instruments (cont.):

The Company has no off-balance sheet concentration of credit risk, such as foreign exchange contracts or other foreign currency hedging arrangements.

The Company monitors the amount of credit it allows  each of its customers' using the customers prior payment history to determine how much credit it will aloe or whether any credit should be given at all. As a result of its monitoring of the outstanding credit allowed for each customer, as well as the fact that the majority of the Company's sales are to customers whose satisfactory credit and payment record has been established over a long period of time, the company believes that its account receivable credit risk has been reduced. However the company acknowledges that as of the date these financial statements the poor economic climate globally, has increased the chances of customers and financial institutions defaulting on their obligations.

o.
Basic and Diluted Net Income (Loss) per Share:

Basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year and include the dilutive potential common shares considered outstanding during the year.

p.	Exchange rates: Exchange and linkage differences are charged or credited to operations as incurred. Exchange rates and the Consumer Price Index ("CPI"):

	December 31,
	2012	2011
New Israeli Shekel (NIS)	$0.268	$0.262
Euro (EU)	$1.318	$1.292
Australian Dollar (AU$)	$1.037	$1.015
Pound Sterling (GBP)	$1.617	$1.542
Consumer Price Index ("CPI"):	122.12	120.38

	Year Ended December 31,
Change in Rate of Exchange and the Consumer Price Index ("CPI"):	2012	2011
NIS	2.3%	(7.1%)
EU	2.0%	(3.2%)
AU$	2.2%	(0.3%)
GBP	4.9%	(0.4%)
Change in subsequent ( "CPI")	1.44%	2.17%

q.	Selling and Marketing Costs: Selling and marketing costs are charged to the statements of operations as incurred.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.
Implementation of new accounting Standards:

In June 2011, the FASB issued guidance on presentation of "other comprehensive income". The new guidance require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of  the statement of change shareholders' equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard is effective for the Company as of  January 1, 2012. Because this ASU impacts presentation only, it has no effect on the Company's financial condition, results of operation, or cashflows.

NOTE 3:-   OTHER ACCOUNTS RECEIVABLE

	December 31,
	2012	2011
Receivables in regard to property and equipment *	73	168
Prepayment and others	57	71
Government authorities	10	1
	140	240

*
In 2010 Homi Australia ceased the operating of the Minibars in Hilton Sydney, the only hotel operated in Australia, and transferred the operation and the Minibars installed to the Hilton, for up to AU$ 435 (approx. $ 396). The amount will be repaid over maximum of 50 monthly payments which will be based on the monthly performance of the hotel as detailed in the agreement. Title of the System shall immediately pass to Hilton, after those repayments, for the nominal price of one AU$.

NOTE 4:-   PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:
Minibars (d)	6,854	6,290
Production equipment and parts	295	411
Computers and electronic equipment	113	107
Office furniture, equipment and other	30	30
	7,292	6,838
Accumulated depreciation:
Minibars	3,292	2,737
Computers and electronic equipment	118	122
Office furniture, equipment and other	3	2
	3,413	2,861

Depreciated cost	3,879	3,977

Additional Information:

a.	Depreciation expenses amounted to $ 595 and $ 719 for the years ended December 31, 2012 and 2011, respectively.

b.	Balance includes minibars at depreciated cost of $ 139, as of December 31, 2012, identified against a loan based on a refinancing agreement, see also Note 6c.

c.	As for liens, see Note 9b.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 4:-   PROPERTY AND EQUIPMENT, NET (cont.)

d.	Number of minibars: The consolidated financial statements include the accounts of HOMI and its active subsidiaries listed below, which are fully owned by HOMI:

		Number of Minibars Operated
Subsidiary Name	Area	31.12.2012	31.12.2011
HOMI Israel Ltd. (1),(3)	Israel	4,692	4,361
HOMI USA, Inc. and HOMI Canada, Inc. (1),(3)	U.S.A. and Canada	3,289	4,187
HOMI Europe SARL (1), (2) ,(3)	Europe	1,499	1,499
		9,480	10,047

(1) A quantity of minibars are owned by HOMI Industries, which is a wholly owned subsidiary ("HOMI Industries") and rented to other subsidiaries.

As of December 31, 2012 the minibars are located as follows:

	HOMI U.S.A.	HOMI Israel	Europe	Total
Number of minibars	1,620	2,593	1,499	5,712

(2) Through subsidiaries in France and the U.K (including a branch in Spain).

(3) Including HOMI® 232 shared operated minibars. As of December 31, 2012 located as follows, see note 9f:

	HOMI U.S.A.	HOMI Israel	Europe	Total
Number of minibars	246	333	0	579

NOTE 5:-   OTHER ASSETS

	December 31,
	2012	2011
a. Intangible assets-
Intellectual property (Net of accumulated amortization of $ 11 and $ 8 of December 31, 2012 and 2011, respectively) (1)	44	47

b. Deferred expenses -
Cost	116	116
Accumulated amortization (2)	(106)	(99)
	10	17

	54	64

(1) See Note 2h(1).

(2) Deferred expenses in regard to loans received are amortized over the loan period of nine years (see Note 7 c (1)).

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 6:-  LOANS FROM RELATED PARTIES

a.	Composed as follows:

	December 31,
	2012	2011
Long- term liability (see c-j below)	1,435	557
Current maturities of long- term liability	234	133
	1,669	690

b.	Aggregate maturities of long-term loans for years subsequent to December 31, 2012 are as follows:

Year	Amount
2013	234
2014	363
2015	578
2016	363
2017 and thereafter	131
1,669

c.	1.
On July 20, 2009, HOMI Israel Ltd (“HOMI Israel”) signed a Refinancing Agreement with a related company (owned 45.45% by a related party) (the “Related Company”).  Pursuant to this agreement, HOMI Israel sold 470 HOMI® 336 used minibars installed at the Dan Panorama Hotel in Tel Aviv (The “Hotel”) to the Related Company at a price of $ 450 (in dollars) per minibar for a total of $ 211.5. It was agreed that the minibars will remain at the Hotel and HOMI Israel shall continue to operate and maintain these minibars in accordance with its existing outsource operation agreement with the Hotel. The title to the minibars now rests with the Related Company.

2.
On February 7, 2012, HOMI Industries, entered into a loan agreement with the Related Company.  Pursuant to this agreement, the Related Company agreed to loan to HOMI Industries the sum of $90. HOMI Industries agreed to encumber computerized minibar systems, including 288 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s Affiliate agreed to install at the Carlton Tel-Aviv Hotel.

d.	1.
On January 28, 2010, HOMI’s President loaned HOMI $ 100, at an agreed interest rate of 8% per annum. During the years 2011 and 2012, HOMI paid interest on this loan, but no principal.  According to the terms of the agreement, HOMI was to commence payment of principal at the end of the first quarter of 2012.

In December 2011, the lenders agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan is for a period of four years, including two years’ grace on the principal, and with the lender being entitled during such grace period to convert the loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

In respect of the change in the terms of the loan, a lender benefit was created at $ 75 and expressed in Company's capital reserve.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 6:-   LOANS FROM RELATED PARTIES (cont.)

2.
On July 12, 2012, HOMI entered into an additional loan agreement with HOMI's President, pursuant to which HOMI’s President loaned HOMI the sum of $50 bearing 8% annual interest.  The loan is for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreement, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loan by issuing shares of HOMI’s common stock to its president at the same price per share as in the rights offering.

e.
On February 18, 2010, HOMI Industries entered into a loan agreement with a related party pursuant to which HOMI Industries received a loan of $ 140 for the installation of 280 HOMI® minibars at the Wyndham Hotel in New York, USA.

As security and collateral for repayment of the Loan, HOMI Industries encumbered in lender's favor the computerized minibar system, including 280 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

f.
On June 14, 2010, HOMI Industries entered into a second loan agreement with the above mentioned related party, pursuant to which HOMI Industries received a loan of  NIS 671,550 (approximately $ 173 when received) for the installation of 363 HOMI® minibars at the Royal Beach Hotel in Eilat, Israel.

As security and collateral for repayment of the Loan, HOMI Industries encumbered in lender's favor the computerized minibar system, including 363 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

g.
On October 26 2011, HOMI Industries entered into an additional loan agreement with the above mentioned related party, pursuant to which HOMI Industries received a loan of $ 108 for the installation of 270 HOMI® minibars at the Herods Hotel in Jerusalem, Israel.

As security and collateral for repayment of the Loan, HOMI Industries encumbered in lender's favor the computerized minibar system, including 270 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate installed at said hotel and operates for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

h.
On January 28, 2010, HOMI entered into a loan agreement with a related company as follows:

The related party loaned HOMI NIS 1,125,000 (approximately $ 300 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On December 15, 2011, the lender agreed to HOMI’s request to recycle this loan agreement into a new loan agreement.  This new loan was for a period of four years, including two years’ grace on the principal, and with the lender being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of this loan.

In respect of the change in the terms of the loan, a lender benefit was created at $ 225 and expressed in Company's capital reserve, and offset against benefit reduction expenses over the loans return period. During the year ended December 31, 2012, benefit reduction expenses in regard to this loan and to the loan detailed in 6d(1) above amounted to $ 61.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 6:-   LOANS FROM RELATED PARTIES (cont.)

Pursuant to an additional loan agreement with the above mentioned related company dated January 8, 2012, the related company loaned HOMI NIS 850,000 (approximately $ 220 when received), index linked to Israel’s Consumer Price Index and bearing interest at a rate of 6% per annum.

On September 1, 2012, the related company agreed to HOMI’s request to recycle the loan agreements for NIS 1,125,000 and NIS 850,000, respectively, as follows:

(1)
An amount of approximately NIS 1,660,000 ($ 412) out of the above mentioned loans ,was recycled into 3 loan agreements with HOMI Industries Ltd, pursuant to which the related party shall receive a portion of the revenue from minibar systems operated by HOMI subsidiaries in three hotels as detailed below.

(2)
An amount of approximately NIS 315,000 ($ 78) of principal remains outstanding and payable under the December 15, 2011 loan, in accordance with its terms.

Of the NIS 850,000, January 8, 2012 loan, NIS 809,000 ($201) was recycled into a loan agreement with HOMI Industries Ltd, pursuant to which the lender shall receive a portion of the revenue from a minibar system operated by a HOMI subsidiary in the Hilton Olympia Hotel in London (the “Hilton Agreement”).

NIS 41,000 ($10) was recycled into a loan agreement between the lender and HOMI Industries Ltd, pursuant to which the lender shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Leonardo Rehovot Hotel (the “Leonardo Agreement”).

Of the NIS 1,125,000 December 12, 2011 loan, NIS 178,836 ($44) was recycled under the Leonardo Agreement.

NIS 631,643 ($156.8) was recycled into a loan agreement between lender and HOMI Industries Ltd, pursuant to which lender shall receive a portion of the revenues generated by a minibar system operated by a HOMI subsidiary in the Sheraton Salobre Grand Canary Islands Hotel (the “Sheraton Agreement”).

In respect of the above mentioned loans recycling an amount of $ 182 was charged to capital.

Repayments of these loans and the loans mentioned in items e-g above, are computed on the basis of the specified minibar system’s revenues net of operational payments, allocated amongst the parties, in accordance with the terms detailed in the loan agreements.

i.
In December 2011, HOMI received three additional loans from shareholders and directors, amounting to $ 80 in total. Each   loan is for a period of four years, with quarterly repayments, including two years’ grace on the principal, and with each lender being entitled during such grace period to convert each loan into shares of HOMI’s common stock at 3 cents per share or the price per share in a rights offering if HOMI conducts a rights offering prior to full repayment of these loans.  These loans are all in US Dollars and bear 8% annual interest.

j.
On July 12, October 15, January 1, 2013, HOMI entered into three new loan agreements with the majority shareholder in HOMI. Pursuant to these loan agreements, the shareholder agreed to loan HOMI the sums of $ 250, $ 200 and $ 70, respectively, bearing 8% annual interest.  The loans are for a period of four years, including two years’ grace on the principal. Pursuant to the loans agreements, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loans by issuing shares of HOMI’s common stock to the shareholder at the same price per share as in the rights offering.

The loan funds pursuant to the loan agreement that was signed on January 1, 2013, were made available to HOMI on December 24, 2012.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 7:-   LONG-TERM LOANS FROM OTHERS

a.	composed as follows:

	December 31,
	2012	2011
Long- term liability	505	2,341
Current maturities of long-term liability	333	228
	838	2,569

b.	Aggregate maturities of long-term loans for years subsequent to December 31, 2012 are as follows:

Year	Amount
2013	333
2014	176
2015	105
2016	86
2017 and thereafter	138
838

c.	Additional information:

(1)
In March and June, 2005, HOMI and the subsidiary in the U.S. received from Horizon Challenges Investment Company Ltd. (“Horizon”) loans in the total amount of $ 1.1 million, which Horizon undertook to provide to the Company (“the Financing”), pursuant to a Financing Agreement, dated as of March 1, 2005, as amended on May 17, 2005. The loans bear interest at the rate of 11.67% and are to be repaid in monthly installments for nine years. The loans are secured by a lien on all minibars in respect of which the loan was received, and a security interest and assignment of a portion of HOMI and its subsidiaries’ monthly revenues from those minibars, in the amount required to pay each month’s repayments on all outstanding loans, principal plus interest. Total liabilities for the years ended December 31, 2012 and 2011 amounted to approximately $ 257 and   $ 415, respectively.

(2)	HOMI Industries, entered into two loan agreements with Moise Laurent Elkrief and Sonia Elkrief (“Elkrief”).

The two agreements were signed on October 25, 2009. Pursuant to these agreements, Elkrief lent HOMI Industries $88.5 and $83 (the “Loans”).

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 7:-   LONG-TERM LOANS FROM OTHERS (cont.)

As security and collateral for repayment of the Loans, HOMI Industries encumbered in Elkrief’s favor computerized minibar systems, including 177 and 166 HOMI® computerized minibars, central units and licenses to HOMI® software, which HOMI’s Affiliates installed in January 2010 at the Strand Hotel in New York, USA, and in the Leonardo Ramat Hahayal Hotel, in Tel Aviv, Israel, respectively and operate for the hotels under outsource operation agreements which HOMI’s Affiliates signed with the hotels.

(3)	HOMI Industries, entered into two loan agreements with Sparta Technical Solutions LTD ("Sparta").

The two agreements were signed on December 24, 2012. Pursuant to these agreements, Sparta lent HOMI Industries $ 68 and $ 166 (the “Loans”).

As security and collateral for repayment of the Loans, HOMI Industries agreed to encumber in Sparta's favor computerized minibar systems, including 130 and 375 HOMI® computerized minibars, central units and licenses to HOMI® software, which HOMI’s Affiliates installed in September 2012 at the Comfort Inn Chicago Hotel in Chicago, USA, and in December 2012 at the Dan  Hotel in Eilat, Israel, respectively, and operate for the Hotels under outsource operation agreements which HOMI’s Affiliates signed with the hotels.

(4)	On May 31, 2012, HOMI Industries entered into a loan agreement with GPF S.A ("GPF), pursuant to which GPF lent HOMI Industries $ 55 (the “Loan”).

As security and collateral for repayment of the Loan, HOMI Industries agreed to encumber in GPF’s favor the computerized minibar system, including 110 HOMI® computerized minibars, a central unit and a license to HOMI® software, which HOMI’s Affiliate installed in August 2012 at the Bereshit Hotel in Mitzpe Ramon, Israel, and operates for the hotel under an outsource operation agreements which HOMI’s Affiliate signed with the hotel.

(5)
HOMI Industries entered into two loan agreements with Troy Creative Solutions LTD ("Troy"), signed on July 30, 2012 and November 12, 2012 respectively. Pursuant to these agreements, Troy lent HOMI Industries $ 100 and $ 65 (the “Loans”).

As security and collateral for repayment of the Loans, HOMI Industries agreed to encumber in Troy's favor computerized minibar systems, including 210 and 140 HOMI® computerized minibars, central units and licenses to HOMI® software, which HOMI’s Affiliate installed in November 2012 at the Dan Accadia, Hertzlia, Israel  and plans to install in 2013 at the Dan Jerusalem Hotel, Israel, respectively and operate for the Hotels under outsource operation agreements which HOMI’s Affiliate signed with the hotels.

Repayments for the loans mentioned in items 2 - 5 above are  computed on the basis of the specified minibar systems’ revenues net of operational payments, allocated amongst the parties, in accordance with the terms detailed in the loan agreements.

(6)	On October 5, 2010, HOMI Industries, entered into a loan agreement with Tomwood Limited, a BVI company ("Tomwood"). Pursuant to this agreement, HOMI Industries received $ 2,000.

This amount was presented as of December 31, 2011 in long-term liabilities as a loan from others.

On June 29, 2012, the loan was converted and Tomwood received an allocation of 110,497,238 Company shares at the price of $ 0.0181 dollar per share. See also Note 10b.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 8:-   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2011
Employees and payroll accruals	189	150
Accrued expenses	182	145
Advances from customer	75	-
Related parties	58	5
Government authorities	52	52
Other	45	37
	601	389

NOTE 9:-   COMMITMENTS, CONTINGENT LIABILITIES, LIENS AND COVENANTS

a.	HOMI and its affiliates have contractual obligations towards hotels with regard to the operation of minibars in hotel rooms.

HOMI and its affiliates own most of these minibars. Several hotels have a contractual purchase option granted which enables them to purchase the minibars at a price which results in a profit for the Company, and the agreement with the hotel is then terminated. To date, no hotel has exercised such an option.

b.
HOMI Industries has registered fixed charges over certain of its assets, including certain minibars and the rights to receivables generated by such minibars , in favor of  third parties, as security for loans which were given to HOMI by such third parties, or to secure profit sharing payments which HOMI undertook to pay to such parties. Total liabilities secured by these fixed charges as of December 31, 2012 are in the amount of approximately $ 1,000. See also Notes 9f, 7c (2-5) and 6(e-h).

c.
Rent expenses -

The Company’s operations are based primarily at hotels where its outsource operations are conducted. Most of the hotels allow the Company to utilize office space free of charge. In addition, the Company’s U.S. counsel (who is also a shareholder) allows the Company to use its office as their corporate headquarters at no charge. No amounts have been reflected as rent expense in the accompanying consolidated statements of operations for the value of this rent due to its insignificance

In addition, the Company rents space under various month to month arrangements for certain facilities. The Company rents office space in Herzliya, Israel, primarily for HOMI’s finance department, its technical support and as the headquarters of HOMI Israel and HOMI Industries. During the years ended December 31, 2012 and 2011, rent expenses amounted to $ 45 and $ 49, respectively.

Rent commitments:
Future minimum lease commitments under non-cancelable operating leases are as follows:

First year	34
Total	34

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 9:-   COMMITMENTS, CONTINGENT LIABILITIES, LIENS AND COVENANTS (cont.)

d.
The Company received notice that the US Internal Revenue Service imposed on the Company automated late filing penalties for delay in filing a certain information schedule on foreign holdings. The Company has filed an appeal for full abatement of the penalties according to procedures of the IRS. Based on common practice and the nature of reasoning for the delay, Company advisors believe there is a good reason to believe that the abatement would be approved. Accordingly, no provision was recorded on the Company books of account.

e.
HOMI Industries subsequently entered into exclusive license agreements with HOMI Europe S.A.R.L. (for the territory of Europe), HOMI USA, Inc. (for the United States and Canada) and HOMI Israel Ltd. (for Israel). HOMI Europe (S.A.R.L.) granted a sub-license to HOMI UK Limited (for the United Kingdom, Spain and Ireland), and HOMI USA, Inc. granted a sub-license to HOMI Canada, Inc. (for Canada).  All of the aforementioned companies are subsidiaries of HOMI.

f.
During March to June, 2010, HOMI Industries and Best Bar Services Ltd. ("Best Bar"), began to implement the cooperation pursuant to the Memorandum of Understanding they entered into as of 23 September 2009 ("the MOU”), in relation to Best Bar’s Open Display, Open Access Computerized Minibars. HOMI has included the Best Bar minibar in its catalogue of minibars, represented as the “HOMI® 232” model. During 2011 HOMI installed the HOMI® 232 Minibar in 3 hotels in Israel and one hotel in the USA.

Pursuant to the MOU, the agreed price of each HOMI® 232 is $ 350, but HOMI will purchase the HOMI® 232 from Best Bar for half that price, namely, $ 175. HOMI then shares its operating profits from HOMI® 232 installations, with Best Bar (operating profits are computed as HOMI’s collection from the hotels, less cost of goods, labor and 8% of the collection as a HOMI management fee), with 60% being retained by HOMI and  40% being paid to Best Bar.
However, HOMI is not satisfied with the performance of the HOMI232 and decided to replace them with the new HOMI226 minibars.
HOMI already removed the HOMI232 minibars from 2 Hotels in Israel and replaced them with the new HOMI226.
Best Bar purchased these minibars back from HOMI Industries at a reduced price.  This transaction created a loss of $40.
HOMI Industries is planning to continue to remove the HOMI® 232 from the remaining 2 Hotels, during 2013.

NOTE 10:-     SHAREHOLDERS’ EQUITY

a.
Shareholders’ Rights:

The common shares confer upon the holders the right to receive a notice to participate and vote in the general meetings of the Company and to receive dividends, if and when declared.

Preferred share rights are yet to be determined. No preferred shares are issued and outstanding.

b.
On June 29, 2012, a loan in the amount of $2,000 received from Tomwood with a conversion at a price per share of $ 0.06 was converted and Tomwood received an allocation of 110,497,238 Company shares in the price of $ 0.0181 per share.

As a result of the conversion, Tomwood now holds approximately 55% of the Company's issued share capital.
Value of the costed benefit component of this transaction in the amount of approximately $ 1,296 was charged to capital and offset against benefit reduction expenses.

Any and all liens on HOMI assets used as security for the Tomwood loan were removed.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 10:-     SHAREHOLDERS’ EQUITY (cont.)

c.
At the Annual Meeting of Shareholders held on October 10, 2012, it was resolved to execute a one -for- hundred reverse split of all of HOMI’s shares of common stock. Accordingly, following the reverse split, the number of outstanding shares of common stock will decrease from approximately 200,000,000 to 2,000,000 par value per share $ 0.001. The corporation shall issue no fractional shares of common stock and fractional shares resulting from the reverse split will be rounded up to the nearest whole share.

On January 28, 2013 the reverse split was executed.

NOTE 11:-     CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
The Company manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Company’s business).

Major customers’ data as a percentage of total sales to unaffiliated customers:

	Year ended December 31,
	2012	2011

Customer A	12.4%	12.8%
Customer B	7.9%	8.5%
Customer C	6.0%	6.4%
Customer D	4.7%	5.9%
Customer E	4.1%	4.5%
Customer F	3.7%	4.4%

b.	Breakdown of Consolidated Sales to unaffiliated Customers according to Geographic Regions:

	Year ended December 31,
	2012	2011

Israel	59%	57%
USA	31%	35%
ROW	10%	8%
Total	100%	100%

c.
As of December 31, 2012, $ 2,444 of the consolidated long-lived assets were located in Israel, $ 838 in the USA and $ 597 in ROW. As of December 31, 2011, $ 2,215 of the consolidated long-lived assets were located in Israel; $ 1,119 in the USA; and $ 643 in ROW.

NOTE 12:      FINANCIAL AND FOREIGN CURRENCY TRANSLATION EXPENSES, NET

	Year ended December 31,
	2012	2011

Interest on long-term loans (1)	(270)	(393)
Linkage difference and others, net	52	28
	(218)	(365)

(1) As for financial expenses to shareholders, see Note 15a.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 13:-      OTHER EXPENSES

	Year ended December 31,
	2012	2011
Dismantling of Minibars	(127)	(65)
Termination contract with Best Bar see Note 9f	(40)	-
	(167)	(65)

NOTE 14:-     TAXES ON INCOME

a.
Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011 and 25% in 2012 and thereafter.

The subsidiary in the USA is subject to a 15% -35% corporate tax rate. Subsidiaries in Europe are subject to 35% - 45% corporate tax rate. The subsidiary in Australia is subject to 30% corporate tax rate.

b.
The subsidiary in the USA is subject to both federal and state tax. The federal tax is determined according to taxable income, for the first $ 50 taxable income the rate is 15%. In addition, a 8.84% California state tax is applicable.

c.	As of December 31, 2012, loss carryforwards are approximately:

$
HOMI USA Inc. *	3,467
HOMI Israel Ltd.	1,740
HOMI Industries Ltd.	3,199
HOMI Europe SARL	1,111
HOMI Inc.	320
HOMI UK LTD.	724
HOMI Australia PTY.	340
HOMI France	145
11,046

*
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization

d.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2011
Deferred Tax assets-Operating loss carryforwards	2,789	2,258
Deferred Tax Liabilities-Temporary differences in regard to expenses and property	(51)	(59)

Net deferred tax asset before valuation allowance	2,738	2,199
Valuation allowance	(2,738)	(2,199)

Net deferred tax	-	-

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 14:-     TAXES ON INCOME (cont.)

As of December 31, 2012, the Company had provided valuation allowances of $ 2,738 in respect of deferred tax assets resulting from tax loss and temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. Deferred tax liability is presented in long-term liabilities. The valuation allowance increase by approximately $ 539 during the year ended December 31, 2012 and increased by approximately $ 489 during the year ended December 31, 2011.

e.	Breakdown of losses before taxes:

	Year Ended December 31,
	2012	2011
Israel	1,044	1,171
USA	1,628	379
ROW	218	195
	2,890	1,745

f.
The main items for reconciliation between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to uncertainty of the realization of such tax benefits.

NOTE 15:-     RELATED PARTY TRANSACTIONS

a.	The following transactions with related parties are included in the financial statements:

	Year ended December 31,
	2012	2011
Directors' fees	12	15
Directors' liability insurance	30	24
Consulting and management fees	378	531
Interest Expense	101	67
	521	637

b.	As for balances and loans as of December 31, 2012 and 2011 - see Note 6.

c.	As for Benefit on conversion – see Note 6h and 10b.

NOTE 16:-     EVENTS SUBSEQUENT TO BALANCE SHEET DATE

a.
On January 10, 2013, HOMI Industries Ltd, entered into a new loan agreement with a related company, owned and managed by the President of HOMI.

Pursuant to the Loan agreement, the related company agreed to loan approx. $46 to HOMI Industries. As security and collateral for repayment of the Loan, HOMI Industries will encumber in the related company's favor a computerized minibar system, including 91 HOMI® 330 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate has installed at the Indigo Hotel Ramat Gan, Israel, and will operate for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

b.
On January 10, 2013, HOMI Industries Ltd, entered into a new loan agreement Troy Creative solutions.

Pursuant to the Loan agreement, the related company agreed to loan approx. $125 to HOMI Industries. As security and collateral for repayment of the Loan, HOMI Industries will encumber in the related company's favor a computerized minibar system, including 231 HOMI® 226 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate has installed at the Waldorf Astoria Jerusalem, Israel, and will operate for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 16:-   EVENTS SUBSEQUENT TO BALANCE SHEET DATE (cont.)

c.
As of March 6, 2013, HOMI Industries Ltd entered into a new loan agreement with a related party, pursuant to which Lender agreed to loan $109 to HOMI Industries.

As security and collateral for repayment of the Loan, HOMI Industries will encumber in the related party's favor a computerized minibar system, including 230 HOMI® 226 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate will install at the Royal Beach  Hotel ,Tel Aviv, Israel, and will operate for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF

March 31, 2013

UNAUDITED

INDEX

PART I - FINANCIAL INFORMATION	PAGE

Item 1 – CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Balance Sheets -
March 31, 2013 and December 31, 2012	F28 - F29

Statements of Comprehensive Loss -
Three months ended March 31, 2013 and 2012	F-30

Statements of Cash Flows -
Three months ended March 31, 2013 and 2012	F-31

Notes to Financial Statements	F-33 - F37

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands

	As of March 31,	As of December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	160	195
Short-term bank deposits	21	26
Trade receivables (net of allowance for doubtful accounts of $ zero as of March 31, 2013 and December 31, 2012)	525	453
Other accounts receivable	155	140
Inventories	330	350

TOTAL CURRENT ASSETS	1,191	1,164

PROPERTY AND EQUIPMENT, NET:

Minibars and related equipment	3,694	3,857
Other property and equipment	25	22

TOTAL PROPERTY AND EQUIPMENT	3,719	3,879

OTHER ASSETS:

Deferred expenses, net	10	10
Intangible assets	43	44

TOTAL OTHER ASSETS	53	54

TOTAL	4,963	5,097

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
US Dollars in thousands (except share data)

	As of March 31,	As of December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY	Unaudited	Audited

CURRENT LIABILITIES:

Current maturities of long term loans from related parties	111	234
Current maturities of long-term loans from others	285	333
Trade payables	775	583
Accrued expenses and other current liabilities	529	601

TOTAL CURRENT LIABILITIES	1,700	1,751

LONG-TERM LIABILITIES:

Long-term loans from related parties, net of current maturities	1,714	1,435
Long-term loans from others ,net of current maturities	529	505
Accrued severance pay, net	34	47

TOTAL LONG-TERM LIABILITIES	2,277	1,987

SHAREHOLDERS' EQUITY:

Share capital -
Preferred stock of $ 0.001 par value – 5,000,000 shares authorized; zero shares issued and outstanding as of March 31, 2013 and as of December 31, 2012.	-	-
Common stock of $ 0.001 par value – 200,000,000 shares authorized; 1,999,506 shares issued and outstanding as of March 31, 2013 and as of December 31, 2012.	2	2
Additional paid-in capital	12,272	12,272
Capital Reserve	1,414	1,414
Accumulated other comprehensive income	60	21
Accumulated deficit	(12,762)	(12,350)

TOTAL SHAREHOLDERS' EQUITY	986	1,359

TOTAL	4,963	5,097

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
US Dollars in thousands (except share and per share data)

	For the Three Months Ended March 31,
	2013	2012
	Unaudited

Revenues	982	858

Cost of revenues:

Depreciation	(156)	(145)

Other	(646)	(530)

Gross profit	180	183

Operating expenses:

Research and development	(15)	(34)

Selling and marketing	(68)	(62)

General and administrative	(323)	(309)

Operating loss	(226)	(222)

Financing expenses and foreign currency translation, net	(107)	(84)

Other expenses, net	(74)	(11)

Benefit reduction for Loans	(5)	-

Net loss	(412)	(317)

Basic and diluted net loss per share	(0.0002)	(0.0004)

Weighted average number of shares used in computing basic and diluted loss per share	1,999,506	894,534

Other Comprehensive Loss:

Net Loss	(412)	(317)

Foreign currency translation adjustments	(39)	27

Comprehensive Loss	(451)	(290)

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
.1 CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands
	For the Three Months Ended March 31,
	2013	2012
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(412)	(317)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	159	150
Capital loss	74	-
Increase (Decrease ) in accrued severance pay, net	(13)	6
Interest and linkage differences in regard to shareholders and subsidiaries	34	8
Benefit component	5	-
Changes in assets and liabilities:
Decrease (Increase) in inventories	17	(24)
Increase in trade receivables	(75)	(167)
Increase in related parties	18	28
Increase in other accounts receivable	(36)	(55)
Increase (Decrease) in trade payables	74	(44)
Increase (Decrease) in accounts payable and accrued expenses	(91)	33

Net cash used in operating activities	(246)	(382)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	223	26
Purchases and production of property and equipment	(140)	(37)
Short-term bank deposits, net	5	(1)

Net cash provided from (used in) investing activities	88	(12)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	178	275
Payments of long- term loans to related parties	(29)	(16)
Payments of long-term loans to others	(56)	(51)
Proceeds from others	32	-

Net cash provided by financing activities	125	208

Effect of exchange rate changes on cash and cash equivalents	(2)	(4)
Decrease in cash and cash equivalents	(35)	(190)
Cash and cash equivalents at the beginning of the period	195	291
Cash and cash equivalents at the end of the period	160	101

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
.A CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands

Appendix A -
Supplemental disclosure of non-cash investing and financing activities and cash flow information:	For the Three Months Ended March 31,
	2013	2012
	Unaudited

Non-cash investing and financing activities:

Acquisition of property and equipment on short-term credit	118	288

Receivables in regard to property and equipment	34	26

Cash paid during the period for interest	38	77

The accompanying notes are an integral part of the consolidated financial statements.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 1:-   NATURE OF OPERATIONS

a.
Hotel Outsource Management International, Inc. ("HOMI") was incorporated in Delaware on November 9, 2000. HOMI and its subsidiaries are engaged in the distribution, marketing and operation of computerized minibars in hotels located in the United States, Europe, Israel and Canada.

Hereinafter, HOMI and its subsidiaries will be referred to as the "Company".

The Company has been doing business since 1997 through various subsidiaries. The current corporate structure, in which it is holding company for various wholly owned subsidiaries around the world, has been in place since 2001. The Company common stock was listed on the Over-the-Counter Bulletin Board, or "OTC Bulletin Board" from February 2004 until February 2011. It now trades on the OTCQB under the symbol "HOUM.PK."

b.	During 2006, the Company commenced its own research and development program aimed at the development of a new range of products.

Currently the HOMI® 330, a "sealed-access" type wireless Computerized Minibar system and the newer HOMI® 226, an "Open-Access" type wireless Computerized Minibar system, are both being produced and installed.

c.
Commencing 2009, HOMI has begun to implement a new business model. Under the new business model, the Company sells or receives loans against HOMI minibars, installed or to be installed in various hotels. Under this model, HOMI shall continue to manage and operate these minibars in return for a management fee and profit sharing arrangements.

d.	On March 31, 2013, the Company had $ 181 in cash, including short term deposits.

The Company continues to incur losses ($ 412 in the three months ended March 31, 2013) and has a negative cash flow from operations amounting to approximately $ 246 for this period.

In order to implement the Company's basic business plan for completion of the installation of additional minibars, the Company will need additional funds.

The financial statements have been prepared assuming that the Company will continue as a "going concern". The Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as "going concern" .The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's preferred method is the new business model, described in item c. above.

The continuation of the company as a going concern is dependent upon implementation of management's plans as well as raising additional funds from shareholders or other.

On April 26, 2013 HOMI entered into two loan agreements with a related party, (15%) and other parties (85%), under the new business model- see c above. The loans were for $ 165 and $ 133. See also Note 6b.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013. The accompanying interim consolidated financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2012 included in the Company's Form 10-K filed April 15, 2013.

b.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Estimates that are critical to the accompanying consolidated financial statements relate principally to depreciation and recoverability of long lived assets. The markets for the Company’s products are characterized by intense price competition, rapid technological development, evolving standards and short product life cycles; all of which could impact the future realization of its assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that management’s estimates could change in the near term with respect to these matters.

c.	Financial statements in U.S. dollars

The majority of the Company's sales are in U.S. dollars or in dollar linked currencies. In addition, the majority of the Company's financing is received in U.S. dollars. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into US dollars. All transaction gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The translation differences are attributed to the capital reserve from translation differences.

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (cont.)

d.	Concentrations of Credit Risk and Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables, other accounts payable and notes payable to shareholders and others.

In view of their short term nature, the fair value of the financial instruments included in working capital of the Company is usually identical, or close, to their carrying values. The fair values of long-term notes payable also approximates their carrying values, since such notes bear interest at rates that management believes is approximately the same as prevailing market rates.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables. The majority of the Company's cash and cash equivalents are invested in interest bearing U.S. dollar and U.S. dollar-linked instruments or in NIS and Euro interest bearing deposits with major Israeli, U.S. and European banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

e.	Exchange rates

Exchange and linkage differences are charged or credited to operations as incurred.

Exchange rates and the Consumer Price Index ("CPI") in Israel:

	March 31,	December 31,
	2013	2012
New Israeli Shekel (NIS)	$0.274	$0.268
Euro (EU)	$1.278	$1.318
Australian Dollar (AU$)	$1.043	$1.037
Pound Sterling (GBP)	$1.517	$1.617
Consumer Price Index ("CPI")*:	122.12	122.12

	Three Months Ended March 31,
Increase in Rate of Exchange:	2013	2012
NIS	2.24%	2.86%
EU	(3.03)%	3.17%
AU$	0.58%	2.36%
GBP	(6.18)%	3.70%
Consumer Price Index ("CPI")*:	0.0%	0. 0%

*Based on the Year 2002 average rate

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 3:-   FIXED ASSETS

Number of minibars

The consolidated financial statements include the accounts of HOMI and its active subsidiaries listed below, which are fully owned by HOMI:

		Number of Minibars Operated
Subsidiary Name	Area	31.03.2013	31.03.2012
HOMI Israel Ltd. (1),(3)	Israel	4,780	4,390
HOMI USA, Inc. and HOMI Canada, Inc. (1),(3)	U.S.A. and Canada	2,865	3,386
HOMI Europe SARL (1), (2) ,(3)	Europe	1,499	1,499
		9,144	9,275

(1) A quantity of minibars are owned by HOMI Industries, which is a wholly owned subsidiary ("HOMI Industries") and rented to other subsidiaries.

As of March 31, 2013 the minibars are located as follows:

	HOMI U.S.A.	HOMI Israel	Europe	Total
Number of minibars	1,620	2,791	1,499	5,910

(2) Through subsidiaries in France and the U.K (including a branch in Spain).

(3) Including HOMI® 232 shared operated minibars. As of March 31, 2013 located as follows:

	HOMI U.S.A.	HOMI Israel	Europe	Total
Number of minibars	246	333	0	579

NOTE 4:-   RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2013 and 2012, the Company incurred various related party expenses as follows:

	Three Months Ended March 31,
	2013	2012
	Unaudited

Directors' Fees and Liability Insurance	9	9
Consulting and Management Fees	104	96
Financial Expenses	31	20
Benefit Reduction for loan	5	19
	149	144

HOTEL OUTSOURCE MANAGEMENT
INTERNATIONAL, INC. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
US Dollars in thousands

NOTE 5: -  SIGNIFICANT EVENTS DURING THE PERIOD

a.
On January 28, 2013 the Company executed a reverse split of one -for- hundred of all of HOMI’s shares of common stock. Following the reverse split, the number of outstanding shares of common stock decreased from approximately 200,000,000 to 2,000,000. The corporation issued no fractional shares of common stock and fractional shares resulting from the reverse split were rounded up to the nearest whole share.

b.
On April 5, 2013, HOMI entered into a new loan agreement with the majority shareholder in HOMI. Pursuant to this loan agreement, the shareholder agreed to loan HOMI the sum of $ 100, bearing 8% annual interest. The loan is for a period of four years, including two years’ grace on the principal. Pursuant to the loan agreement, HOMI stated its intention to perform a rights offering. In the event of such rights offering, HOMI will have the right to repay all or part of the loan by issuing shares of HOMI’s common stock to the shareholder at the same price per share as in the rights offering.

The loan fund pursuant to the loan agreement, was made available to HOMI on March 26, 2013.

NOTE 6:-   EVENTS SUBSEQUENT TO BALANCE SHEET DATE

a.	See Note 5b.

b.
On April 26, 2013 HOMI entered into two loan agreements with a related party (15%) and two other parties per agreement (85%). The loans were for $ 165 and $ 133 .As security and collateral for repayment of the Loans, HOMI will encumber in the lender's favor computerized minibar systems, including 313 and 280 HOMI® 226 computerized minibars, a central unit and a license to HOMI® software, which HOMI’s affiliate will install at the Sheraton Tel Aviv and Dan Tel Aviv, Israel, respectively, and will operate for the hotel under an outsource operation agreement which HOMI’s affiliate signed with the hotel.